SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

UTILICRAFT AEROSPACE INDUSTRIES, INC.

(Name of Issuer)

Utilicraft Aerospace Industries, Inc.

(Name of Person(s) Filing Statement)

Common Stock Par Value $.0001

Preferred Stock Par Value $.0001

(Title of Class of Securities)

91801E 10 9

(CUSIP Number of Class of Securities)

Kevin Williams

President

P.O. Box 3770

Grapevine, TX 76099

(817) 480-9865

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule13e-3 (c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer.
☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$ 6,983.64	$0.70
*	Calculated solely for the purpose of determining the filing fee. The calculation of the Transaction Value assumes the acquisition of approximately 174,591 shares of common stock for $0.04 per share in cash in lieu of the issuance of fractional shares expected to be created by the proposed reverse stock split and amounts paid to option holders for fractional shares.
**	Determined pursuant to Rule 0-11(b)(1) by multiplying the Transaction Value of $48.31 by 0.0002.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

INTRODUCTION

This Rule 13E-3 Transaction Statement (the “Schedule”), is being filed by Utilicraft Aerospace Industries, Inc., a Nevada corporation (the “Company”), under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder, in connection with a proposed “going private” transaction (the “Transaction”) to be implemented by a consolidation of the outstanding Common and Preferred Stock of the Company. After careful consideration, our Board of Directors (the “Board”) believes that the costs associated with being a public reporting company in the U.S. are not justified by the benefits to the Company and its shareholders. The primary purpose of the Transaction is to reduce the number of record holders of the Company’s common and preferred stock, par value $0.0001 per share to fewer than 500, allowing the Company to terminate the registration of its Stock, par value $0.0001 per share, under 12(g) of the Exchange Act and to suspend its reporting obligations under Section 15 (d) of the Exchange Act. After the suspension of our duty to file periodic reports and other information with the Securities and Exchange Commission (the “SEC”) we will cease to file reports and information with the SEC.

To accomplish the reduction in the number of record holders of the Stock, the Company will effect a one-to-2,500 reverse stock split of its outstanding common and preferred Stock, whereby each 2,500 shares of common and preferred stock outstanding as of the effective date of the reverse stock split will be converted into one whole share of stock (the “Reverse Stock Split”). Because only one shareholder owns any of the company’s preferred stock, the reverse stock split only affects those shareholders with fractional shares of common stock. In lieu of issuing any fractional shares to stockholders as a result of the Reverse Stock Split, the Company will make a cash payment to shareholders holding a fractional share equal to $0.04 per pre-split share (the “Cash Payment”). Accordingly, stockholders owning fewer than 2,500 pre-split shares as of the effective date will no longer have an equity interest in the Company and will only be entitled to receive the Cash Payment multiplied by the number of pre-split shares owned by them. Stockholders owing 2,500 or more pre-split shares will continue as stockholders of the Company. The total amount of funds necessary to make Cash Payments to stockholders in connection with the Reverse Stock Split will be approximately $ 6,983.64. The expenses incurred to effect the Transaction are estimated to be approximately $40,000. The funds for the Transaction will come from the Company’s available funds.

Following the Transaction, the Company will have fewer than 500 stockholders of record. As a result, the Company will be eligible to, and intends to, terminate the registration of its Common Stock under Section 12(g) of the Exchange Act suspend its reporting obligations under Section 15(d) of the Act, after which time the Company will no longer be subject to the periodic reporting requirements under the Exchange Act.

Under Nevada law and pursuant to our Articles of Incorporation, if shareholders possessing not less than one fourth (1/4) of the shares of the Company entitled to vote consent, the Company may amend its Articles of Incorporation by filing a Certificate of Change with the Nevada Secretary of State to consummate the Reverse Stock Split which will be accompanied by a corresponding decrease in the number of authorized shares of our common stock. Because we have obtained the consent of shareholders possessing not less than one-fourth of the Company’s to effect the Reverse Stock Split, we are not seeking further stockholder approval for the transaction, or the subsequent deregistration of our common stock or the suspension of our duty to file periodic reports and other information with the SEC. Under Nevada law, stockholders are entitled to dissenters’ rights of appraisal in connection with the Reverse Stock Split. The Reverse Stock Split will be conducted upon the terms and subject to the conditions set forth in the Company’s disclosure statement, which is attached as Exhibit (a) to this Schedule 13E-3 (the “Disclosure Statement”). The information contained in the Disclosure Statement, including all exhibits thereto, is hereby expressly incorporated herein by this reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Disclosure Statement.

As used herein, “the Company,” “we,” “our” and “us” refers to Utilicraft Aerospace Industries, Inc., and the “Transaction” refers, to the Reverse Stock Split and the related Cash Payment to the stockholders in lieu of the issuance of fractional shares of our Stock.

i

Item 1. Summary Term Sheet.

The information set forth in the Disclosure Statement under the caption “Summary Term Sheet” is incorporated herein by this reference.

Item 2. Subject Company Information.

(a)	Name and Address. The Company’s name and address, and the telephone number at that address, are:

Utilicraft Aerospace Industries, Inc.

P.O. Box 3770

Grapevine, TX 76099

(817) 480-9865

See also the information set forth in the Disclosure Schedule under the caption “Company Information – The Company,” which is incorporated herein by this reference.

(b) Securities.  Currently, there are 322,723,652 outstanding shares of the Company's Common Stock and 8,000,000 outstanding shares of the Company’s Preferred Stock, par value $.0001 per share.

See also the information set forth in the Disclosure Schedule under the caption “Company Information – Company Securities,” which is incorporated herein by this reference.

(c) Trading Market and Price.  The information set forth in the Disclosure Schedule under the caption “Company Information – Company Securities,” is incorporated herein by this reference.

(d) Dividends.  The information set forth in the Disclosure Schedule under the caption “Company Information – Company Securities,” is incorporated herein by this reference.

(e) Prior Public Filings.  The information set forth in the Disclosure Schedule under the caption “Company Information – Company Securities,” is incorporated herein by this reference.

(f) Prior Stock Purchases.  The information set forth in the Disclosure Schedule under the caption “Company Information – Company Securities,” is incorporated herein by this reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.  The filing person is the Company.  Its business address is P.O. Box 3770, Grapevine, TX 76099, and its telephone number is (817) 480-9865.

See also the information set forth in the Disclosure Schedule under the caption “Company Information - The Company,”

(b) Business and Background of Entities.  Not applicable.

(c) Business and Background of Natural Persons.  The information set forth in the Disclosure Schedule under the captions “Company Information - Security Ownership of Certain Beneficial Owners and Management” and “Company Information – Management,” which is incorporated herein by this reference.

ii

Item 4. Terms of the Transaction.

(a) Material Terms.  The information set forth in the Disclosure Schedule under the captions “Summary Term Sheet,” “Special Factors,” “Other Matters Related to the Transaction - Stockholder Approval,” and “Other Matters Related to the Transaction - Certain Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(b)  Different Terms.  The information set forth in the Disclosure Statement under the captions “Special Factors - Effects of the Transaction” is incorporated herein by this reference.

(c) Appraisal Rights.  The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transaction - Dissenters’ Rights” is incorporated herein by this reference.

(d) Provisions for Unaffiliated Security Holders.  Our Board of Directors has not granted unaffiliated stockholders access to our corporate files, except as required by the Nevada law, nor has it extended the right to retain counsel or appraisal services at our expense.

See also the information set forth in the Disclosure Schedule under the captions “Special Factors – Fairness of the Transaction,” which is incorporated herein by this reference.

(e) Eligibility for Listed or Trading.  Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions.  The information set forth in the Disclosure Statement under the caption “Company Information – Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by this reference.

(b) Significant Corporate Events.  The information set forth in the Disclosure Statement under the caption “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(c) Negotiations or Contracts.  The information set forth in the Disclosure Statement under the caption “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities.  The information set forth in the Disclosure under the captions “Company Information - Company Securities,” and “Company Information - Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by this reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Use of Securities Acquired.  All fractional shares acquired by the Company in the Transaction will be cancelled and returned to the status of authorized but unissued shares.

See also the information set forth in the Disclosure Schedule under the caption “Special Factors – Material Terms,” which is incorporated herein by this reference.

(c)(1)-(8) Plans.  The information set forth in the Disclosure Statement under the captions “Special Factors - Purpose of the Transaction” and “Special Factors - Effects of the Transaction” is incorporated herein by this reference.

iii

Item 7. Purposes, Alternatives, Reasons and Effects.

(a) Purposes.  The information set forth in the Disclosure Statement under the captions “Special Factors – Purpose of the Transaction” and “Special Factors – Background of the Transaction” is incorporated herein by this reference.

(b) Alternatives.  The information set forth in the Disclosure Statement under the caption “Special Factors – Background of the Transaction” is incorporated by reference

(c) Reasons.  The information set forth in the Disclosure Statement under the caption “Special Factors - Reasons for the Transaction” is incorporated by reference.

(d) Effects.  The information set forth in the Disclosure Statement under the captions “Special Factors - Effects of the Transaction” and “Other Matters Related to the Transaction – Certain Material U.S. Federal Income Tax Consequences” is incorporated by reference.

Item 8. Fairness of the Transaction.

(a) Fairness.  The information set forth in the Disclosure Statement under the caption “Special Factors - Fairness of the Transaction” is incorporated herein by this reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Disclosure Statement under the captions and “Special Factors - Fairness of the Transaction” is incorporated herein by reference.

(c) Approval of Security Holders.  The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transaction - Stockholder Approval” is incorporated by reference.

(d) Unaffiliated Representative.  A majority of directors who are not employees of the Company has not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for any purposes.

(e) Approval of Directors.  All of the Company’s directors approved of the Transaction.

See also the information set forth in the Disclosure Schedule under the captions “Special Factors – Background of the Transaction” and “Special Factors – Fairness of the Transaction,” which is incorporated herein by this reference.

(f) Other Offers.  None.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal.  None.

(b) Preparer and Summary of the Report, Opinion or Appraisal.  Not applicable.

(c) Availability of Documents.  Not applicable.

iv

Item 10. Source and Amounts of Funds or Other Consideration.

(a) Source of Funds.  The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transaction – Source and Amounts of Funds” is incorporated herein by reference.

(b) Conditions.  The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transaction – Source and Amounts of Funds” is incorporated herein by reference.

(c) Expenses.  The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transaction – Source and Amounts of Funds” is incorporated herein by reference.

(d) Borrowed Funds.  The Company does not intend to borrow funds in connection with the Transaction.  The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transaction – Source and Amounts of Funds” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

(a) Securities Ownership.  The information set forth in the Disclosure Statement under the captions “Company Information - Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by this reference.

(b) Securities Transactions.  The information set forth in the Disclosure Statement under the caption “Company Information - Company Securities” is incorporated herein by this reference.

Item 12. The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction.  Not applicable.

(e) Recommendation of Others.   Not applicable.

Item 13. Financial Statements.

(a) Financial Information.  The information set forth in the Disclosure Statement under the caption “Financial and Other Information” is incorporated herein by this reference.

(b) Pro Forma Information.  The information set forth in the Disclosure Statement under the caption “Financial and Other Information” is incorporated herein by this reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.  None.

(b) Employees and Corporate Assets.  None.

Item 15. Additional Information

(b) Golden Parachute compensation. Not applicable.

(c) Other Material Information.  The information contained in the Disclosure Statement, including all exhibits attached thereto, is incorporated herein by this reference.

v

Item 16.  Exhibits

(a) Disclosure Materials. Disclosure Statement.

(b) Loan Agreements. None.

(c) Report, Opinion, or Appraisal. None.

(d)  Agreements. Not applicable.

(f) Appraisal Rights. Summary of Dissenters’ Rights (included in the Disclosure Statement under the caption “Other Matters Related to the Transaction - Dissenters’ Rights”); Sections 92A.300 to 92A.500 of the Nevada Revised Statutes (included as Appendix C to the Disclosure Statement).

(g) Instructions or Forms. Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2016	UTILICRAFT AEROSPACE INDUSTRIES, INC.

	By:	/s/ Kevin Williams
	Name:	Kevin Williams
	Title:	President

vi

Exhibit A

Disclosure Statement

Dear Stockholder,

Utilicraft Aerospace Industries, Inc. (“Utilicraft” or “Company” or “we”) intends to engage in a transaction that is intended to reduce the number of record holders of our common stock to fewer than 500, thereby enabling us to terminate the registration of (or “deregister”) our common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and suspend our duty to file periodic reports and other information with the Securities Exchange Commission (the “SEC”) thereunder. This will eliminate the significant expense required to comply with the reporting and related requirements under the Exchange Act. Often referred to as a “going private” transaction, the transaction (the “Transaction”) will consist of a reverse split of our common stock, whereby: (1) shareholders who have 2,500 or more shares of our common stock before the reverse stock split will receive one share of our common stock for each 2,500 shares owned immediately prior to reverse stock split; and (2) shareholders who have fewer than 2,500 shares of our common stock before the reverse stock split will receive cash in exchange for their fractional shares of our common stock in the amount of $.04 per share held.

After careful consideration, our Board of Directors has concluded that the costs associated with being a public reporting company are not justified by the benefits. After the Transaction and the subsequent deregistration of our stock and suspension of our duty to file periodic reports and other information with the SEC, we will no longer be subject to the reporting and related requirements under the Exchange Act and we will cease to file reports and information with the SEC, as more fully described in the accompanying Disclosure Statement. This will also most likely result in the termination of the quotation of our stock on the OTC Pink tier of the OTC Markets (see Trading Market for our Common Stock on page 8).

Our Board of Directors has reviewed the Transaction and has determined that the Transaction is in the best interests of the Company and is substantively and procedurally fair to the stockholders of the Company, including stockholders who will be cashed-out as a result of the Transaction and stockholders who will continue to hold our common stock after the Transaction. In connection with its review, our Board of Directors did not retain any financial advisors or receive any report, opinion or appraisal from an outside party as to the value of our common stock or the fairness of the Transaction to our stockholders.

Under Nevada law and pursuant to our Articles of Incorporation (the “Articles of Incorporation”), and based upon the consent of shareholders possessing at least one-fourth of the shares of the Company entitled to vote, our Board of Directors has amended our Articles of Incorporation by filing a Certificate of Change with the Nevada Secretary of State to consummate the Reverse Stock Split, accompanied by a corresponding decrease in the number of authorized shares of our common stock. Nevada law does not require us to obtain any further vote or consent of our stockholders to consummate the Reverse Stock Split. Accordingly, we are not seeking stockholder approval for the Reverse Stock Split, or the subsequent deregistration of our common stock or the suspension of our duty to file periodic reports and other information with the SEC. Under Nevada law, stockholders are entitled to certain dissenters’ rights of appraisal in connection with the Reverse Stock Split.

The accompanying Disclosure Statement contains details on the Transaction described in this letter, including important information concerning the Reverse Stock Split, the deregistration of our common stock, and the suspension of our duty to file periodic reports and other information with the SEC. We urge you to read the accompanying Disclosure Statement, along with its Exhibits, carefully and in their entirety.

Although our Board of Directors has approved the Reverse Stock Split and the subsequent deregistration of our common stock and suspension of our duty to file periodic reports and other information with the SEC, our Board of Directors reserves the right to abandon, postpone or modify the foregoing at any time before they are consummated for any reason.

By order of the Board of Directors of Utilicraft Aerospace Industries, Inc.

By:	/s/ Kevin Williams
Kevin Williams
President

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DISCLOSURE STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE. NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS DISCLOSURE STATEMENT OR THE RELATED SCHEDULE 13E-3, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

vii

DISCLOSURE STATEMENT

Utilicraft Aerospace Industries, Inc.

P.O. Box 3770

Grapevine, TX 76099

Utilicraft Aerospace Industries, Inc., a Nevada corporation (the “Company” or “we”), is furnishing this disclosure statement (the “Disclosure Statement”) to its stockholders pursuant to and in accordance with the requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder, in connection with the Company’s plan to effect a reverse stock split of our stock, par value $0.001 per share, with a view to reducing the number of record holders of our common stock to fewer than 500 and subsequently terminating the registration of our common stock under Section 12(g) of the Exchange Act and suspending our duty to file periodic reports and other information with the Securities and Exchange Commission (the “SEC”) thereunder, after which the Company will no longer be subject to the public reporting obligations under federal securities laws, thereby “going private.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF SUCH TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DISCLOSURE STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE. NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS DISCLOSURE STATEMENT OR THE RELATED SCHEDULE 13E-3 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND IF GIVEN OR MADE, YOU SHOULD NOT RELY ON ANY SUCH INFORMATION OR REPRESENTATION AS HAVING BEEN AUTHORIZED BY THE COMPANY. ALL STOCKHOLDERS SHOULD CAREFULLY READ THIS DISCLOSURE STATEMENT AND ITS EXHIBITS IN THEIR ENTIRETY BEFORE MAKING ANY DECISION IN RESPECT OF OUR COMMON STOCK.

The Company may not consummate the reverse stock split described in this Disclosure Statement until 20 days after the date on which it first mails this Disclosure Statement to stockholders.

viii

ix

SUMMARY TERM SHEET

The summary term sheet set forth below highlights selected information from this Disclosure Statement about the proposed Transaction. The summary term sheet may not contain all of the information that is important to you. For a more complete description of the Transaction, you should carefully read this Disclosure Statement and all of its Exhibits in their entirety. For your convenience, we have directed your attention to the location in this Disclosure Statement where you can find a more complete discussion of each item listed below.

As used in this Disclosure Statement, “Utilicraft”, “the Company,” “we,” “ours” and “us” refers to Utilicraft Aerospace Industries, Inc., and the “Transaction” refers to the Reverse Stock Split (together with the related cash payments to the stockholders in lieu of the issuance of fractional shares of our common stock) as discussed below.

The Transaction is considered a “going private” transaction as defined in Rule 13e-3 promulgated under the Exchange Act because it is intended to, and, if completed, will enable us to, terminate the registration of (or deregister) our common stock under Section 12(g) of the Exchange Act and suspend our duty to file periodic reports and other information with the SEC under Section 15(d) thereunder. In connection with the Transaction, we have filed with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3.

Reverse Stock Split	We will effect a reverse stock split of our common stock, whereby each 2,500 shares of our common stock outstanding as of the effective date of the reverse stock split will be converted into one whole share of our common stock and, in lieu of issuing any fractional shares to stockholders owning fewer than 2,500 pre-reverse stock split shares, we will make a cash payment (the “Cash-Out Price”) equal to $0.04 per pre-reverse stock split share to such stockholders (the “Reverse Stock Split”). Accordingly, stockholders owning fewer than 2,500 pre-Reverse Stock Split shares (“Discontinued Stockholders”), will have no further interest in the Company, will no longer be stockholders of the Company and will be entitled to receive only the Cash-Out Price of $0.04 multiplied by the number of pre-Reverse Stock Split shares owned by them.

The fractional shares purchased by the Company will be cancelled and returned to the status of authorized but unissued shares. The Reverse Stock Split will also provide for a corresponding decrease in the number of authorized shares of our common and preferred stock from 500,000,000 shares to 20,000,000 shares. See “Special Factors - Material Terms” and “Special Factors - Structure of the Transaction” beginning on pages 4 and 12, respectively.

Purpose of the Transaction	The primary purpose of the Transaction is to reduce the number of record holders of our common stock to fewer than 500, thereby allowing us to “go private.” We would do so by filing a Form 15, Certificate of Termination of Registration with the SEC under the Exchange Act as soon as possible after consummation of the Transaction so that we would no longer be required to file annual, quarterly or current reports, and we would not be required to comply with the SEC’s proxy rules. The Transaction is structured so that we can consummate the Reverse Stock Split without the need to obtain stockholder approval under Nevada law. After the Transaction, the Company will continue to be subject to and will comply with the requirements of Nevada law, including requirements with respect to stockholder meetings and information dissemination. See “Special Factors - Purpose of the Transaction” and “Special Factors - Effects of the Transaction” beginning on pages 4 and 6, respectively.

Fairness of the Transaction	Our Board of Directors has reviewed the Transaction and has determined that the Transaction is in the best interests of the Company and is substantively and procedurally fair to the stockholders of the Company, including Discontinued Stockholders who will be cashed-out as a result of the Transaction and Continuing Stockholders who will continue to hold our common stock after the Transaction. In connection with its review, our Board of Directors did not retain any financial advisors or receive any report, opinion or appraisal from an outside party as to the value of our common stock or the fairness of the Transaction to our stockholders. See “Special Factors - Fairness of Transaction” beginning on page 8.

1

Effects of the Transaction	Following the completion of the Transaction, each Continuing Stockholder, including affiliates and members of management owning our common stock, will own an increased percentage of our outstanding common stock than any such stockholder held prior to the Transaction. We currently have no intention to engage in any extraordinary transactions, such as a merger or sale of assets as a result of the Transaction. See “Special Factors - Background of the Transaction.” The Transaction will eliminate our ability to be traded on the OTC Pink tier of the OTC Markets (the “OTC Pink”). See “Special Factors - Background of the Transaction,” “Company Information - Special Factors - Effects of the Transaction” and “Company Information - Security Ownership of Certain Beneficial Owners and Management” beginning on pages 5 and 18, respectively.

Timing of the Transaction	The Company intends to effect the Transaction as soon as practicable after all filing requirements have been satisfied. In general, the Company may not consummate the Reverse Stock Split until 20 days after the date on which it first mails this Disclosure Statement to its stockholders. The effective date of the Reverse Stock Split will be the date the Company files a Certificate of Change to its Articles of Incorporation (the “Articles of Incorporation”) effecting the Reverse Stock Split with the Nevada Secretary of State.See “Special Factors - Effects of the Transaction” beginning on page 6.

Continuing Stockholders	Continuing Stockholders (those owning 2,500 or more pre-Reverse Stock Split shares) will continue to be stockholders of the Company after the Reverse Stock Split. Continuing Stockholders will not receive any cash payment for their whole or fractional shares in the Transaction.

Source of Funds	The total amount of funds necessary to make cash payments to stockholders in connection with the Transaction is calculated to be $6,983.64, and the related expenses are estimated to be approximately $40,000. The funds for the Transaction will come from our currently available cash. See “Other Matters Related to the Transaction - Source and Amount of Funds” beginning on page 16.

Tax Consequences	A stockholder who receives no cash payment as a result of the Transaction will not recognize any gain or loss for U.S. federal income tax purposes. A stockholder who receives a cash payment for a fractional share of our common stock as a result of the Transaction and who does not continue to hold our shares directly or indirectly immediately following the Transaction will recognize capital gain or loss for federal income tax purposes (so long as the stockholder held our common stock as a capital asset) equal to the difference between the cash received for our common stock and the aggregate adjusted tax basis in such stock. The specific U.S. federal income tax consequences to a stockholder will depend on the specific circumstances of such stockholder. See “Other Matters Related to the Transaction - Certain Material U.S. Federal Income Tax Consequences” beginning on page 15. You are urged to consult with your own tax advisor regarding the tax consequences of the Transaction in light of your own particular circumstances.

Payment and Exchange of Shares	As soon as practicable after the Transaction, our exchange agent will send each Discontinued Stockholder an instruction letter describing the procedure for surrendering stock certificates in exchange for the cash payment. Upon receipt of properly completed documentation and stock certificates, each Discontinued Stockholder will be entitled to receive the cash payment, without interest, from the exchange agent. We anticipate that our exchange agent will mail instruction letters to Discontinued Stockholders within five (5) business days after the effective date of the Reverse Stock Split. Discontinued Stockholders should allow approximately five (5) business days after mailing their properly completed documentation and stock certificates for such materials to be received by our exchange agent and should anticipate receiving their cash payment, without interest, approximately ten (10) business days after the receipt of such materials by our exchange agent. See “Special Factors - Effects of the Transaction” beginning on page 6.

2

Dissenters’ Right	Under Nevada law, the Transaction does not require approval by our stockholders. However, under Nevada law, our stockholders are entitled to dissenters’ rights with respect to the Transaction. Upon effectiveness of the Reverse Stock Split, any stockholder who believes that the Cash-Out Price of $0.04 per share is too low will have the right to object and have a court in Nevada determine the value of such stockholder’s shares, and to be paid the appraised value determined by the court, which could be more or less than the Cash-Out Price of $0.04 per share. A dissenters’ rights notice will be mailed to stockholders promptly after the effective date of the Reverse Stock Split. See “Other Matters Related to the Transaction - Dissenters’ Rights” and “Other Matters Related to the Transaction - Stockholder Approval” both sections beginning on page 14.

Stockholders with Shares Held in Street Name	If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name” with respect to those shares, and this Disclosure Statement is being forwarded to you by your broker or other nominee. Your broker or other nominee is considered, with respect to those shares, the stockholder of record. Although the Transaction is designed to reduce the number of stockholders of record, we intend to treat stockholders holding our common stock in street name in substantially the same manner as stockholders whose shares are registered in their names for purposes of the Transaction. However, banks, brokers or other nominees may have different procedures, and stockholders holding our common stock in street name should contact their bank, broker or nominee regarding the treatment of their shares.

Reservation	Our Board of Directors retains the right to abandon, postpone or modify the Transaction and the subsequent deregistration of our common stock under the Exchange Act and suspension of our duty to file periodic reports and other information with the SEC thereunder if it determines that it is not in the best interest of the Company and its stockholders. A number of factors or circumstances could cause our Board of Directors to abandon, postpone or modify the Transaction and such deregistration and suspension, including, without limitation, the following:

•	If, immediately prior to the Transaction, our Board of Directors does not believe that the Transaction will sufficiently reduce the number of record holders of our common stock to a level that reasonably assures us that the Company would not be required under the Exchange Act to revert to a public reporting company in the foreseeable future after the Transaction is completed, then our Board of Directors may elect to abandon, postpone or modify the Transaction.

•	Even if the aggregate cash payments to Discontinued Stockholders necessary to complete the Transaction are within the budgetary guideline set by our Board of Directors, our Board of Directors may elect to abandon, postpone or modify the Transaction if the then economic conditions or the financial condition of the Company, or their outlooks, be such that, in the judgment of our Board of Directors, it is no longer advisable to use the Company’s cash resources to effect the Transaction.

•	If the Company has insufficient cash necessary to complete the Transaction, then our Board of Directors may elect to abandon, postpone or modify the Transaction.

•	If our Board of Directors determines that it is in the best interest of the Company and its stockholders for the Company to enter into any strategic transaction that may arise in the future, such as an asset or stock sale or a business combination transaction, then our Board of Directors may elect to abandon, postpone or modify the Transaction.

•	If for any other reason our Board of Directors determines that the Transaction is no longer in the best interest of the Company and its stockholders, then our Board of Directors may elect to abandon, postpone or modify the Transaction.

Our Board of Directors has agreed that, if the Transaction is not consummated on or before April 15, 2016, then our Board of Directors must reassess and reaffirm the substantive and procedural fairness of the Transaction before the Transaction may be effected.

See “Special Factors - Reservation” beginning on page 13.

3

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This Disclosure Statement contains certain statements that are “forward-looking statements.” Those statements may include statements regarding the intent, belief or current expectations of the Company or its officers with respect to: (i) the Company’s strategic plans and ability to complete and benefit from the Transaction; (ii) the expenses associated with the Transaction and the subsequent deregistration of our common stock under the Exchange Act and suspension of our duty to file periodic reports and other information with the SEC thereunder; (iii) the number of stockholders following the Reverse Stock Split; and (iv) the Company’s financial condition, results of operations, capital resources and business prospects following the Transaction. These forward-looking statements are based on a number of assumptions and currently available information, and are subject to a variety of risks and uncertainties. Although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or nonoccurrence of future events. There is no assurance that the forward-looking statements contained in this Disclosure Statement will prove to be accurate. The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that its objectives will be achieved. The “safe-harbor” provisions of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act do not apply to going-private transactions.

SPECIAL FACTORS

Material Terms

Based upon the written consent of shareholders possessing at least one-fourth of the shares entitled to vote, our Board of Directors has authorized the Reverse Stock Split, including the corresponding decrease in the number of authorized shares of our common stock, in order to reduce the number of record holders of our common stock to fewer than 500. As a result of the Reverse Stock Split, Discontinued Stockholders (i.e., those holding fewer than 2,500 pre-Reverse Stock Split shares as of the effective date of the Reverse Stock Split) will have no further interest in the Company, will no longer be stockholders of the Company and will become entitled to receive only a cash payment equal to the Cash-Out Price of $0.04 multiplied by the number of pre-Reverse Stock Split shares owned by them. Continuing Stockholders (i.e. those holding 2,500 or more pre-Reverse Stock Split shares as of the effective date of the Reverse Stock Split) will continue to be stockholders of the Company after the Reverse Stock Split.

In lieu of issuing any fractional shares otherwise issuable to Discontinued Stockholders as a result of the Reverse Stock Split, we will make a cash payment equal to the Cash-Out Price of $0.04 per pre-Reverse Stock Split share to such stockholders. All such fractional shares acquired by the Company in the Reverse Stock Split will be cancelled and returned to the status of authorized but unissued shares. Continuing Stockholders will not receive any cash payment for their whole or fractional shares resulting from the Reverse Stock Split.

Purpose of the Transaction

The purpose of the Transaction is to reduce the number of record holders of our common stock to fewer than 500, thereby enabling us to deregister our common stock under the Exchange Act and suspend our duty to file periodic reports and other information with the SEC thereunder. This will enable us to terminate the Company’s status as a public reporting company with the SEC and reduce the financial and administrative costs incurred with respect to such status.

In determining whether the number of our stockholders of record falls below 500 as a result of the Reverse Stock Split, we must count stockholders of record in accordance with Rule 12g5-1 under the Exchange Act. Rule 12g5-1 provides, with certain exceptions, that in determining whether issuers, including the Company, are subject to the registration provisions of the Exchange Act, securities are considered to be “held of record” by each person who is identified as the owner of such securities on the respective records of security holders maintained by or on behalf of the issuers.

As a result of the Reverse Stock Split, we anticipate that the number of shares of our common stock issued and outstanding will be reduced from 322,723,652 (the current number outstanding) to approximately 129,089. After completion of the proposed acquisition of fractional shares from Discontinued Stockholders, we anticipate that: (i) the total number of record holders of our common stock will be reduced from approximately 583 to 443; (ii) the total number of holders holding our common stock in street name will be reduced from approximately 583 to 443; and (iii) the number of shares of our common stock issued and outstanding to be further reduced to 129,089.

4

The Reverse Stock Split is structured so that the Company can consummate the Reverse Stock Split without the need to obtain stockholder approval under Nevada law. The cash out of fractional stockholder interests represents the anticipated cancellation of 174,591 pre-Reverse Stock Split shares, or approximately 0.054% of our 322,723,652 pre-Reverse Stock Split shares currently outstanding. Furthermore, in connection with the Reverse Stock Split, the number of authorized shares of our common stock will be decreased correspondingly from 500,000,000 to 200,000.

We estimate that the total cash to be paid to Discontinued Stockholders will be approximately $6,983.64. In addition, the expenses incurred to effect the Transaction are estimated to be $40,000. These costs and expenses are expected to be paid out of our currently available cash. The fractional shares acquired in the Transaction will be cancelled and returned to the status of authorized but unissued shares of our common stock.

Following the Reverse Stock Split, we intend to file with the SEC a Form 15 to deregister our common stock. Upon the filing of the Form 15, our obligation to file periodic reports under the Exchange Act will be immediately suspended. Deregistration of our common stock will be effective 90 days after filing of the Form 15. Upon deregistration of our common stock, our obligation to comply with the requirements of the proxy rules and to file proxy statements under Section 14 of the Exchange Act will also be terminated. We will not be required to file periodic reports with the SEC in the future unless we subsequently file another registration statement under the Securities Act or again have record holders of our common stock that exceed the limits under the Exchange Act on the first day of a subsequent fiscal year.

Background of the Transaction

We have been a public reporting company since 2006. As a public reporting company, we expected to be able to leverage our public company equity to raise capital and pursue acquisitions to help grow our business and expand our operations; however, we have been unable to raise significant capital and have derived only minimal benefits from being a public reporting company. The relatively low trading volume of our common stock and our low market capitalization have reduced the traditional liquidity benefits of being a public reporting company to our stockholders. Additionally, our common stock has failed to attract significant interest from institutional investors or market analysts, which could have created a more active and liquid market for our common stock. Our Board of Directors does not presently intend to raise capital through sales of our securities in a public offering or to acquire other businesses or entities using our securities as consideration.

As a result of the foregoing, we are not likely to make use of the advantages for effecting acquisitions or other purposes that our status as a public reporting company may offer. Based on our past history, the Company’s management and our Board of Directors have, from time to time, evaluated: (i) the advantages and disadvantages of being a public reporting company, including the costs with respect to filing reports and other information with the SEC, and (ii) transactions which may present alternatives to us being a public reporting company. As a consequence, our Board of Directors has evaluated the benefits of a reverse split to facilitate a going private transaction, and has determined that course of action to be in the Company’s best interests. Thus, the Board of Directors has authorized a one-for-2,500 reverse split of the Company’s common and preferred stock presently held by the Company’s shareholders and has authorized the officers of the Company to take such actions as necessary to effect a going private transaction for the Company.

In light of the minimal benefits the Company enjoys from its public company reporting status and the significant financial and administrative costs associated with such status, our Board of Directors has considered alternatives to being a public reporting company, including the deregistration of our common stock under the Exchange Act and the suspension of our duty to file periodic reports with the SEC thereunder.

Reasons for the Transaction

Although we have been a public reporting company since 2006, we believe we have derived only minimal benefits from being a public reporting company. Benefits of being a public reporting company (“Public Company Benefits”) typically include:

•	access to the public markets for liquidity purposes for our stockholders;
•	access to the public markets for purposes of raising capital through the sale of securities; and
•	the ability to make acquisitions using securities as consideration.

Our common stock has failed to attract significant interest from institutional investors or market analysts. This has resulted in a relatively low trading volume and market capitalization, which has limited the liquidity benefit to our stockholders. In addition, the legal requirements of public reporting companies create large administrative and financial costs for us. As a small company with limited managerial resources, we believe that these financial resources and this time could more effectively be devoted to other purposes.

5

Our Board of Directors believes that consummating a going private transaction is a necessary step to reduce corporate overhead costs by eliminating the costs associated with being a public reporting company, including with respect to filing reports with the SEC and complying with applicable corporate governance requirements. Furthermore, our Board of Directors has determined that the costs of being a public reporting company currently outweigh the Public Company Benefits and, thus, that it is no longer in the best interests of the Company or its stockholders, creditors, or other stakeholders, including unaffiliated stockholders, for the Company to remain a public reporting company, for the reasons described below. The primary purpose of the Transaction is to reduce the number of record holders of our common stock to fewer than 500 to enable us to elect to deregister our common stock under the Exchange Act and suspend our duty to file periodic reports and other information with the SEC thereunder. Our Board of Directors believes that the Transaction provides the most certainty for the Company to achieve this purpose.

•	Exchange Act Reporting Costs. The costs of complying with the Company’s periodic reporting and other obligations under the Exchange Act are significant. It includes the legal, accounting, printing, mailing, public relations, compliance and administrative costs of preparing, reviewing, filing, printing and distributing the reports and other filings required under the Exchange Act; the broker and transfer agent charges for forwarding materials to beneficial holders of our common stock; management’s time and attention expended in preparing and reviewing such reports and other filings; and the substantially higher premiums for directors’ and officers’ insurance policies payable by public reporting companies. In addition, the Company believes that the Transaction and subsequent deregistration of our common stock and the suspension of our duty to file periodic reports and other information with the SEC will allow our management and employees to devote their time to improving our operations.

•	Liquidity for Small Stockholders. Our Board of Directors believes that holders of fewer than 2,500 shares of our common stock may be deterred from selling their shares because of the lack of an active trading market and because of disproportionately high brokerage costs compounded with the current trading price of our common stock. The trading volume in our common stock has been, and continues to be, limited. Our common stock does not trade every day. Our Board of Directors believes that the Transaction would give stockholders who are cashed out an opportunity to receive a fair price in cash for their shares without having to pay disproportionately high brokerage commissions.

•	Lack of Capital from Public Markets. In addition to the Public Company Costs, the Company is not able to, and does not presently intend to exploit, many of the Public Company Benefits. The current trading price of our common stock would make using it as a vehicle to raise capital or to provide acquisition consideration extremely dilutive to our stockholders. As a result, the Company is not receiving any of the traditional Public Company Benefits, yet, the Public Company Costs continue to increase, substantially depleting the limited resources of the Company. The increase in costs arises, among other things, because of an increase in securities regulation. Our Board of Directors believes that the Public Company Costs, if continued, would be detrimental to the financial condition of the Company.

Other Public Company Benefits which exist for the benefit of public stockholders include: (i) the rights and protections afforded stockholders by the federal securities laws; (ii) the substantive requirements of the federal securities laws, which are imposed on public companies; and (iii) limitations and reporting requirements imposed on officers and directors of public companies, including restrictions on short-swing trading and the reporting obligations of officers and directors. These benefits were not considered to outweigh the Public Company Costs due to the small size of the Company, its limited staffing and the lack of a liquid trading market for our common stock. Accordingly, our Board of Directors has determined that the Public Company Costs, currently and in the foreseeable future, will continue to outweigh the Public Company Benefits and, thus, it is no longer in the best interests of the Company or its stockholders, creditors, or other stakeholders, including its unaffiliated stockholders, for the Company to remain a public reporting company.

Effects of the Transaction

Effects of the Transaction on Our Stockholders. Based on information available to us, we estimate that the Transaction will reduce the total number of record holders of our common stock from approximately 583 to approximately 443.  The reduction in the number of our record stockholders below 500 will enable us to deregister our common stock under the Exchange Act and suspend our duty to file periodic reports and other information with the SEC thereunder, which will substantially reduce the information required to be furnished by us to the public, including our stockholders.

We intend to apply for deregistration of our common stock and suspension of our duty to file periodic reports and other information as soon as practicable following completion of the Transaction. See “Special Factors - Purpose of the Transaction.” However, our Board of Directors reserves the right, in its discretion, to abandon, postpone or modify the Transaction prior to the effective date of the Reverse Stock Split if it determines that doing so is in our best interests and the best interests of our stockholders. See “Special Factors - Reservation” beginning on page 13.

6

When the Transaction is consummated, Discontinued Stockholders (those owning fewer than 2,500 pre-Reverse Stock Split shares) will no longer have any equity interest and will not participate in our future earnings or any increases in the value of our assets or operations. Only our Continuing Stockholders will benefit from any future increase in our earnings. The Continuing Stockholders will continue to have an equity interest in the Company after the Transaction and will own a security, the liquidity of which may be severely restricted. Once we terminate the registration of our common stock and suspend our duty to file periodic reports and other information with the SEC, our common stock will technically allowed to be quoted on the OTC Pink; however, no market maker is likely to do so without current financial information from the Company which such market maker is required to have prior to trading any stock with the public.

Discontinued Stockholders will, following the Transaction, have their pre-Reverse Stock Split shares cancelled and converted into the right to receive a cash payment. As soon as practicable after the effective date of the Reverse Stock Split, we will send these stockholders a letter of transmittal with instructions as to how such stockholders will be paid the cash payment. The letter of transmittal will include instructions on how to surrender stock certificates to our exchange agent. Continuing Stockholders will not receive any cash payment for their whole or fractional shares of our common stock resulting from the Reverse Stock Split. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name” with respect to those shares. Your broker or other nominee is considered, with respect to those shares, the stockholder of record. Although the Transaction is designed to reduce the number of stockholders of record, we intend to treat stockholders holding common stock in street name held through a broker or other nominee in the same manner as stockholders whose shares are registered in their names for purposes of the Transaction. Nominees will be instructed to effect the Transaction for their beneficial owners. However, nominees may have different administrative procedures with respect to how they communicate with beneficial owners, and stockholders owning shares in street name should contact their nominee(s).

Based on information currently available to us, we estimate that the Transaction will reduce our record holders from 583 to 443. The reduction in the number of our record holders to fewer than 500 will enable us to deregister our common stock and suspend our duty to file periodic reports and other information with the SEC and will substantially reduce the information required to be furnished by us to our stockholders and to the SEC. The Company’s rationale for applying the Reverse Stock Split ratio of one-for-2,500 to all stockholders is that if a large enough number of holders holding in street name remained following the Transaction, and thereafter became stockholders of record, the Company could again become subject to reporting obligations under Section 12(g) of the Exchange Act. By reducing the number of stockholders of record below 500 and reducing the number of holders holding in street name, we believe we have sufficiently limited the risk of having to re-commence filing reports with the SEC and to re-register under the Exchange Act.

Effects of the Transaction on Our Affiliates. Currently, each of our officers and directors holds more than 2,500 shares of our common and preferred stock and, therefore, will be Continuing Stockholders, their stock holdings will not change (other than their percentage ownership of our common stock following the completion of the Transaction), and they will not receive a cash payment for fractional shares. Additionally, our officers, directors and 10% stockholders will no longer be subject to the reporting requirements of Section 16 of the Exchange Act or be subject to the short-swing profit recapture provisions thereunder. Stockholders acquiring more than 5% of our common stock will no longer be required to report their beneficial ownership under the Exchange Act. The beneficial ownership percentage and the reduction in the number of shares outstanding following the Transaction may increase or decrease depending on purchases, sales, and other transfers of shares of our common stock by our stockholders prior to the effective time of the Reverse Stock Split, and the number of shares that are actually cashed-out in the Transaction. The beneficial ownership percentage of shares of our common stock held by directors, executive officers and 5% stockholders, and the beneficial ownership percentage of the Continuing Stockholders, may increase or decrease as a result of such purchases, sales and other transfer of shares of our common stock by our stockholders prior to the effective time of the Reverse Stock Split, and depending on the number of shares that are actually cashed-out in the Transaction.

Potential Disadvantages of the Transaction to Stockholders. While we believe that the Transaction will result in the benefits described above, several disadvantages should also be noted:

•	after the Transaction, our common stock will not be eligible for quotation on the OTC Pink, and our stockholders may experience reduced liquidity for their shares of our common stock, even if our common stock is quoted on the OTC Pink, and this reduced liquidity may adversely affect the market price of our common stock;

•	after the Transaction, we will deregister our common stock under the Exchange Act and suspend our duty to file periodic reports and other information with the SEC thereunder and, therefore, we will no longer be subject to the reporting requirements under the Exchange Act, such as periodic filings of financial statements and proxy or information statement disclosures in connection with stockholder meetings;

•	we will no longer report our quarterly or annual results of operations or activities in reports filed with the SEC under the Exchange Act;

7

•	because the reporting requirements of the Exchange Act will no longer apply, less information about us will be required to be furnished to the Continuing Stockholders;

•	the reporting and short-swing profit recapture provisions of Section 16 of the Exchange Act will no longer apply to our executive officers, directors and 10% stockholders;

•	the financial statements may be less comprehensive than the financial statements we are required to maintain and report as a public reporting company;

•	Discontinued Stockholders will, after giving effect to the Transaction, no longer have any equity interest in the Company and, therefore, will not participate in our future earnings or growth, if any; and

•	the Transaction will require Discontinued Stockholders to involuntarily surrender their shares in exchange for cash, rather than choosing their own time and price for disposing of their shares of our common stock.

Financial Effects of the Transaction. Completion of the Transaction will require us to spend approximately $40,000 which includes legal, financial and other fees and costs related to the Transaction. This estimate does not include the cost of the aggregate cash payment to Discontinued Stockholders, which we calculate will be $6,983.64. These costs will be offset by the significant costs we would otherwise incur as a public reporting company to comply with SEC reporting requirements, which we estimate to be approximately $100,000 per year.

Trading Market for Our Common Stock. Currently, our common stock is quoted on what is commonly known as the OTC pink tier (the pink sheets), which offers financial and other information about issuers of securities, and collects and publishes quotes of market makers for over-the-counter securities. Following the completion of the Transaction, we will no longer file periodic reports on forms 8K, 10Q, 10K, or any other reports required of a public company; however, our common stock may be eligible for continued quotation on the OTC Pink tier of the OTC Markets. OTC Pink is the bottom tier of the OTC Markets and has no financial standards or reporting requirements, but companies in this tier choose the level of information they provide to investors and may have current, limited or no public disclosure. However, OTC Pink is not a stock exchange, and we do not have the ability to control whether our shares are quoted on OTC Pink. Trading opportunities in OTC Pink will be dependent upon whether any broker-dealers commit to continue making a market for our common stock. It is highly unlikely that any broker-dealer will continue to make a market for our common stock as no current financial information will be available to those broker-dealers or the public as is required for a broker-dealer to have before trading stock in the public market.  Accordingly, we cannot guarantee that our common stock will continue to be quoted on OTC Pink. In addition, any prices at which our shares are quoted on the OTC Pink, if at all, may be more or less than the current pre-Transaction price of our common stock. In addition, the spread between the bid and asked prices of our common stock on the OTC Pink may be wider than before the Transaction and the liquidity of our shares may be lower. We give no assurance that there will be any OTC Pink quotations after the Transaction or that, if such quotations continue, they will continue for any length of time.

Fairness of the Transaction

Our Board of Directors has fully reviewed and considered the terms, purpose, alternatives and effects of the Transaction and has determined that the Transaction is in the best interests of the Company and is substantively and procedurally fair to the affiliated and unaffiliated stockholders of the Company, including: (i) our unaffiliated Discontinued Stockholders who will be cashed-out as a result of the Transaction and (ii) our unaffiliated Continuing Stockholders who will continue to hold our common stock after the Transaction. After studying the Transaction and its anticipated effects on our stockholders, our Board of Directors approved the Transaction and deemed it procedurally and substantively fair to all of the Company’s affiliated and unaffiliated stockholders and to the Company.

Fairness of the Substance of the Transaction. In determining the fairness of the Transaction, our Board of Directors considered the factors discussed below, in addition to the alternative transactions discussed in “Special Factors - Background of the Transaction.” In light of these factors, our Board of Directors believes that the Transaction is substantively fair to the Company’s unaffiliated stockholders, including our unaffiliated Discontinued Stockholders who will be cashed-out as a result of the Transaction and our unaffiliated Continuing Stockholders who will continue to hold our common stock after the Transaction. Our Board of Directors did not assign specific weight to the factors set forth below in a formulaic fashion. However, our Board of Directors did place special emphasis on the significant cost and time savings we expect the Company to realize from deregistration of our common stock under the Exchange Act and the suspension of our duty to file periodic reports and other information with the SEC thereunder.

8

Significant Cost and Time Savings. By deregistering our common stock and suspending our duty to file periodic reports with the SEC, we expect to realize recurring annual cost savings of approximately $100,000, which represents our estimated Public Company Costs and includes savings from personnel expense relating to the time spent by our management to prepare and review our reports required to be filed with the SEC under the Exchange Act. In addition, our Board of Directors has determined that the Public Company Costs, currently and in the foreseeable future, will continue to outweigh the Public Company Benefits and, thus, it is no longer in the best interests of the Company or its stockholders, creditors, or other stakeholders, including its unaffiliated stockholders, for the Company to remain a public reporting company. See the “Special Factors - Purpose of the Transaction” and “Special Factors - Reasons for the Transaction.”

Opportunity to Remain a Holder of, or to Liquidate, Common Stock. Another factor considered by our Board of Directors in determining the fairness of the Transaction to holders of our common stock is the opportunity the Company’s stockholders have to remain stockholders or to liquidate their Company holdings. Current holders of fewer than 2,500 shares or our common stock can either remain Company stockholders by acquiring additional shares so that they own at least 2,500 shares of our common stock immediately before the effective date of the Reverse Stock Split or be cashed out in the Reverse Stock Split. If a stockholder purchases additional shares of our common stock, then the stockholder may incur brokerage fees or commissions. Holders of fewer than 2,500 shares of our common stock at the effective time of the Reverse Stock Split will have their fractional post-Reverse Stock Split shares purchased by the Company at the Cash-Out Price without paying any brokerage fees or commissions. Our Board of Directors did not quantify the consideration of brokerage fees and commissions paid for having such fractional shares cashed out in the Reverse Stock Split since such fees, if any, vary significantly depending upon the method used to acquire or dispose of shares. Conversely, stockholders who own 2,500 shares or more and who desire to liquidate their shares in connection with the Transaction at the premium price offered can reduce their holdings to less than 2,500 shares by selling or gifting shares prior to the effective date of the Reverse Stock Split. Our Board of Directors did not place undue emphasis on this factor due to the limited trading market for our common stock. See “Special Factors - Reasons for the Transaction” and “Special Factors - Structure of the Transaction.”

Recent and Historical Trading Prices. Our Board of Directors considered recent and historical trading in our common stock. Our common stock is currently quoted on the OTC. The OTC Pink has been the principal outlet for stockholders who wished to dispose of shares of our common stock. Our Board of Directors viewed the OTC Pink as a good indication of what a willing buyer would pay to a willing seller, neither one of whom is under any compulsion to buy or sell, after considering such factors as their estimate of the Company’s value as a whole, its earnings and performance history, its prospects, the prospects of the Company’s industry as a whole, an assessment of the control parties and management of the Company, and other factors that typically bear on a stock purchase or sale decision.

The recent and historical trading in our common stock relates to the fairness of the Transaction to unaffiliated stockholders because it provides some insight into how the market has historically valued our common stock. Since unaffiliated Discontinued Stockholders will no longer be able to directly participate in the financial success of the Company, the Cash-Out Price paid to these stockholders as a result of the Reverse Stock Split represents the final opportunity to obtain value for their investment. Although not a perfect measure, the trends over time in the market price of our common stock reflect market perceptions about the Company’s intrinsic value.

Our Board of Directors considered the historical trading prices of our common stock a factor to be considered (albeit not the only factor to be considered) in determining the fair value of shares of our common stock. In its deliberations concerning the fairness of the Transaction, our Board of Directors considered:

•	that the Company’s stock has little value, having remained at approximately $0.01 for many years;
•	the historical trading prices for our common stock over the past two (2) years (ranging between $0.005 to $0.035 over the last two years, and between $0.005 to $.0166 in the last year).

Our Board of Directors determined, after considering the foregoing, that the Cash-Out Price is a fair price for the shares of our common stock being cashed out in the Transaction because it represents a value above its historical value.

Liquidity of Our Common Stock. Our Board of Directors discussed the lack of an active trading market for our common stock, the lack of any market analyst coverage of the Company and our inability to access the public capital markets as some of the indications that our stockholders are not receiving the typical Public Company Benefits. Our Board of Directors determined that the lack of liquidity of our common stock was an additional indication of fairness to the Discontinued Stockholders. See “Special Factors - Reasons for the Transaction” beginning on page 5.

9

Equal Treatment of Affiliated and Unaffiliated Holders of Our Common Stock. The Transaction will not affect holders of our common stock differently on the basis of affiliate status. The sole determining factor in whether a stockholder will be cashed out (and become a Discontinued Stockholder) or will continue as a holder of our common stock as a result of the Transaction (a Continuing Stockholder) is the number of shares of our common stock held by the stockholder as of the effective date of the Reverse Stock Split.

Minimum Effect on Voting Power. The Transaction will have a minimum effect on the voting power of the Company’s stockholders. The shares of our common stock are the only voting shares of the Company and will continue to be the only voting shares after the Transaction. The voting and other rights of our common stock will not be affected by the Transaction. The only effect of the Transaction on the Company’s voting power will be a slight change in the overall ownership percentage of the Continuing Stockholders following the Transaction.

No Material Change in Ownership Percentage of Executive Officers and Directors. Since only an estimated 174,591 out of 322,723,652 outstanding shares of our common stock (on a pre-Reverse Stock Split basis) will be eliminated as a result of the Transaction, the percentage ownership of the Continuing Stockholders following the Transaction will be relatively the same as it was prior to the Transaction.

Our Board of Directors also considered the following possible disadvantages of effecting the Transaction:

Reduction of Market for Our Common Stock. After the completion of the Transaction and the deregistration of our common stock and suspension of our duty to file periodic reports and other information with the SEC, our stockholders will experience reduced liquidity for their shares of our common stock, even if our common stock is quoted on the OTC Pink. See “Special Factors - Effects of the Transaction - Potential Disadvantages of the Transaction to Stockholders” beginning on page 7 for more information.

Possible Decline in Price of Our Common Stock. After the completion of the Transaction, our stockholders may experience reduced liquidity for their shares of our common stock. This reduced liquidity may adversely affect the market price of our common stock. See “Special Factors - Effects of the Transaction - Potential Disadvantages of the Transaction to Stockholders” and “Termination of Publicly Available Information About the Company” immediately below.

Termination of Publicly Available Information About the Company. After deregistration of our common stock and suspension of our duty to file periodic reports and other information with the SEC, information regarding our operations and financial results that is currently available to the general public and our stockholders will no longer be readily available, and stockholders seeking information about us will have to contact us directly to receive such information. We may or may not provide stockholders with information, upon request or otherwise, that we are not required by law to provide. Our Board of Directors believes that the overall benefits to the Company of no longer being a public reporting company substantially outweigh the disadvantages associated with a lack of publicly available information about the Company. See “Special Factors - Effects of the Transaction - Potential Disadvantages of the Transaction to Stockholders” beginning on page 7.

The Company Will No Longer Have the Potential Benefits Normally Associated with Public Reporting Company Status. Another potential disadvantage of the Transaction is that we will no longer have the Public Company Benefits, such as better access to the capital markets for issuances of securities. We would still have access to capital markets, but if we were to conduct a public offering of our securities, we would have to again become a reporting company, and the expenses that we are seeking to eliminate would then be reinstated. We believe that the cost savings from ceasing to be a public reporting company outweigh the drawbacks of losing more ready access to the capital markets.

Discontinued Stockholders Will Not Participate in Future Increases in Our Value. Following the Transaction, Discontinued Stockholders will no longer have an equity interest in the Company and will not participate in our future earnings or any increases in the value of our assets or operations. See “Special Factors - Effects of the Transaction - Effects of the Transaction on Our Stockholders” beginning on page 6.

Although potentially relevant to a determination of fairness of the Transaction, the factors listed below, for the reasons given, were determined by our Board of Directors to not be applicable to the Company and were not considered or were not given any weight by our Board of Directors.

10

Going Concern Valuation. An indicator of going concern value is the discounted future cash receipts approach. Given the other considerations discussed herein, our Board of Directors did not pursue this approach due to the significance of the subjective assumptions that would be involved in such an approach, as well as the expense associated with the approach.

Liquidation Value. Our Board of Directors viewed the liquidation value of the Company to be an inappropriate measure for the purpose of evaluating the fairness of the Cash-Out Price. There is no present intention of liquidating the Company. Further, the Transaction will only result in the termination of an equity interest by the stockholders reduced to fractional shares as a result of the Reverse Stock Split. The total of all such shares represents approximately 0.054% of our outstanding pre-Reverse Stock Split shares. A liquidation process would also involve additional legal fees, costs of sale and other expenses that would reduce any amounts that stockholders might receive upon a liquidation. Given the other factors considered by our Board of Directors as described in this Disclosure Statement, the Board did not pursue a liquidation value approach.

Purchase Price Paid for Repurchases of Our Common Stock. We have not previously repurchased shares of our common stock and, therefore, our Board of Directors could not consider any such repurchases as the basis for fairness.

Our Board of Directors believes that all of the factors mentioned above, both favorable and unfavorable, when viewed together, support a conclusion that the Transaction is substantively fair to all of the Company stockholders, including the unaffiliated Discontinued Stockholders who will be cashed out as a result of the Transaction and the Continuing Stockholders who will continue to be stockholders of the Company after the Transaction. Our Board of Directors set the Cash-Out Price at $0.04 based on the factors described above.

Procedural Fairness of the Transaction. In addition to the fairness of the substance of the Transaction, our Board of Directors believes that the process by which decisions were made regarding the Transaction is fair to the Company’s unaffiliated stockholders, including the Discontinued Stockholders who will be cashed out as a result of the Transaction and to the Continuing Stockholders who will continue to be stockholders of the Company after the Transaction.

Our Board of Directors noted that stockholders can purchase, subject to availability, prior to the effective date of the Reverse Stock Split, such additional shares of our common stock through the market in order to make their holdings of our common stock exceed 2,500, thereby avoiding the result of fractional shares from the Reverse Stock Split.

No special committee composed of the independent members of our Board of Directors appraised or negotiated the Transaction.

The Company did not receive a report, opinion or appraisal from an outside party as to the value of our common stock or the fairness of the Transaction to unaffiliated Discontinued Stockholders who will be cashed out as a result of the Transaction, unaffiliated Continuing Stockholders who will remain stockholders following the Transaction, or affiliated stockholders or the Company.

No representative or advisor was retained by the Board of Directors on behalf of the unaffiliated stockholders to negotiate the proposed Transaction. The Board of Directors concluded that there were already sufficient procedural safeguards without the expense of retaining an external representative or advisor to negotiate the proposed Transaction, particularly since unaffiliated and affiliated stockholders would be treated the same in the Transaction and any of such stockholders could change his or her stock holdings prior to the effective date of the Reverse Stock Split, as described above, in order to be cashed out as a result of the Transaction or continue as a stockholder of the Company following the Transaction.

Our Board of Directors has not granted unaffiliated stockholders access to our corporate files, except as required by Nevada law, nor has it extended the right to retain counsel or appraisal services at our expense. With respect to unaffiliated stockholders’ access to our corporate files, our Board of Directors believes that this Disclosure Statement, together with our other filings with the SEC, provide adequate information for unaffiliated stockholders. In deciding not to adopt these additional procedures, our Board of Directors also took into account factors such as our size, financial capacity and the costs of such procedures.

11

Structure of the Transaction

On March 1, 2016, the Company, by shareholder consent resolution (dated February 19, 2016), amended its Articles of Incorporation for the purpose of effecting a one-for-2,500 reverse stock split. See, Appendix A (Consent Resolution) and Appendix B (Certificate of Amendment of Articles of Incorporation). According to the Company’s Bylaws, the consent of the shareholders possessing not less than one fourth (1/4) of the shares of the Company entitled to vote is required to amend the Articles of Incorporation. Under Nevada Law, a company’s shareholders may take corporate action by way of written consent in the proportion of voting power required by the Bylaws. The consent resolution was signed by shareholders who, in the aggregate, possessed over one fourth (1/4) of the shares of the Company entitled to vote.

The total shares of the Company’s stock currently outstanding is 330,723,652, which is currently held by 583 shareholders. 322,723,652 of those outstanding shares are common stock, and 8,000,000 of those shares are preferred stock, which has 10 to 1 voting power and which are held by one shareholder. The Action by Written Consent of the Shareholders authorizes the Company to decrease the number of shares of outstanding common stock to 129,089 by way of a one-for-2,500 reverse split, which will decrease the Company’s number of shareholders to 443. With less than 500 shareholders, the Company will be able to remove its listing and registration under federal securities laws and “go private.” It will no longer be obligated to comply with the reporting and other requirements of the Exchange Act, which will result in significant cost and other resource savings to the company, as well as

The reverse stock split will affect shareholders who own less than 2,500 shares of stock. There are currently 140 shareholders who own less than 2,500 shares of stock, and the total shares owned by those 140 shareholders is 174,591. Those shareholders will receive cash in exchange for their fractional shares of our common stock and, because the fractional shares will be canceled, they will no longer be shareholders or have any ownership interest in us. The cash payment will be equal to $0.4 per share held prior to the effectiveness of the reverse stock split, which we believe is their fair value. The total buyout amount to be paid to those 140 shareholders will be $6,983.64, and the Company expects to incur approximately $47,000 in expenses relating to the preparation and distribution of this Information Statement and the consummation of the reverse stock split, all of which we will pay from cash on hand.

We intend for the Transaction to treat stockholders holding common stock in street name through a nominee (such as a bank or broker) in the same manner as stockholders whose shares are held of record in their own names, and nominees will be instructed to effect the Transaction for their beneficial holders. However, nominees may have different procedures and stockholders holding shares in street name should contact their nominee(s).

In general, the Transaction can be illustrated by the following examples:

Example 1. A stockholder holds 1,000 shares of our common stock in his account before the effective date of the Reverse Stock Split. Instead of receiving a fractional share of our common stock immediately after the Reverse Stock Split, the stockholder’s shares will be converted into the right to receive cash. The stockholder would receive $40.00 ($0.04 x 1000 shares). Note: If the stockholder wants to continue the investment in the Company, before the effective date of the Reverse Stock Split, the stockholder can buy at least 1,500 more shares. The stockholder would have to act far enough in advance of the Reverse Stock Split so that the purchase is completed and the additional shares are credited in his account by the effective date.

Example 2. A stockholder holds 2,500 shares of our common stock as of the effective date of the Reverse Stock Split. After the Reverse Stock Split, the stockholder will hold one share of common stock.

Example 3. A stockholder has two separate accounts. As of the effective date of the Reverse Stock Split, the stockholder holds 1,000 shares of our common stock in one account and 1,500 shares of common stock in the other. If we can determine that the two separate accounts belong to the same person (based upon the name of the account or the social security number or address associated with the account), then we will treat the two accounts as a single account. Accordingly, the stockholder will be treated as having 2,500 or more than 2,500 pre-Reverse Stock Split shares. In the Reverse Stock Split, the stockholder’s stock will be converted into 1 share.

If, however, we are unable to determine that the two separate accounts belong to the same person, then the stockholder will receive cash payments equal to the cash-out price of the common stock in each account instead of receiving fractional shares. In this case, the stockholder would receive two checks totaling $100.00 ($0.04 x 1,000 shares; $0.04 x 1,500 shares). Note: If the stockholder wants to be certain to continue as a stockholder in the Company, the stockholder can consolidate or transfer two accounts before the effective date of the Reverse Stock Split into an account with at least 2,500 pre-Reverse Stock Split shares. Alternatively, the stockholder can buy at least 1,500 more shares for the first account and 1,000 more shares for the second account, and hold them in such stockholder’s respective accounts. The stockholder would have to act far enough in advance of the Reverse Stock Split so that the consolidation or the purchase is completed by the effective date.

12

Reservation

Although our Board of Directors has approved the Transaction and subsequent termination of registration of our common stock under the Exchange Act and suspension of our duty to file periodic reports and other information with the SEC thereunder, our Board of Directors reserves the right to abandon, postpone or modify the Transaction and such termination and suspension at any time before they are consummated for any reason. A number of factors or circumstances could cause our Board of Directors to abandon, postpone or modify the Transaction and such deregistration and suspension, including, without limitation, the following:

•	If, immediately prior to the Transaction, our Board of Directors does not believe that the Transaction will sufficiently reduce the number of record holders of our common stock to a level that reasonably assures us that the Company would not be required under the Exchange Act to revert to a public reporting company in the foreseeable future after the Transaction is completed, then our Board of Directors may elect to abandon, postpone or modify the Transaction.

•	Even if the aggregate cash payments to Discontinued Stockholders necessary to complete the Transaction are within the budgetary guideline set by our Board of Directors, our Board of Directors may elect to abandon, postpone or modify the Transaction if the then economic conditions or the financial condition of the Company, or their outlook, be such that, in the judgment of our Board of Directors, it is no longer advisable to use the Company’s cash resources to effect the Transaction.

•	If the Company has insufficient cash necessary to complete the Transaction, then our Board of Directors may elect to abandon, postpone or modify the Transaction.

•	If our Board of Directors determines that it is in the best interest of the Company and its stockholders for the Company to enter into a strategic transaction with the Interested Party, then our Board of Directors may elect to abandon, postpone or modify the Transaction.

•	If our Board of Directors determines that it is in the best interest of the Company and its stockholders for the Company to enter into any other strategic transaction that may arise in the future, such as an asset or stock sale or a business combination transaction, then our Board of Directors may elect to abandon, postpone or modify the Transaction.

•	If for any other reason, our Board of Directors determines that the Transaction is no longer in the best interest of the Company and its stockholders, then our Board of Directors may elect to abandon, postpone or modify the Transaction.

If our Board of Directors decides to abandon, postpone or modify the Transaction, the Company will notify the stockholders of such decision promptly in accordance with applicable rules and regulations.

Our Board of Directors has agreed that, if the Transaction is not consummated on or before May 15, 2016, then our Board of Directors must reassess and reaffirm the substantive and procedural fairness of the Transaction before the Transaction may be effected. Our Board of Directors acknowledges that it has an obligation to ensure that, at whatever time it determines to consummate the Transaction, it has provided disclosure to the Company’s stockholders addressing all items of Schedule 13E-3 and has not omitted material information therefrom.

13

OTHER MATTERS RELATED TO THE TRANSACTION

Potential Conflicts of Interest

Our directors, executive officers, and 5% stockholders may have interests in the Transaction that are different from other unaffiliated stockholder interest, and have relationships that may present conflicts of interest. Currently, our directors, executive officers, and 5% stockholders hold approximately one-half of the Shareholder voting power of the company. By deregistering our common stock under the Exchange Act and suspending our duty to file periodic reports with the SEC thereunder, subsequent to the consummation of the Transaction we will no longer be prohibited from making personal loans to our directors or executive officers and they will no longer be subject to Section 16 of the Exchange Act with respect to reporting requirements and short swing-profits recapture provisions.

Stockholder Approval

The Company amended its Articles of Incorporation for the purpose of effecting a one-for-2,500 reverse stock split by way of the written consent of the shareholders possessing not less than one-fourth of the shares of the Company entitled to vote. The Reverse Stock Split has been approved by our Board of Directors.

Dissenters’ Rights

Pursuant to Chapter 92A (Section 300 through 500 inclusive) of the Nevada Revised Statutes (“Chapter 92A”), any Discontinued Stockholder of the Company is entitled to dissent to the Reverse Stock Split and obtain payment of the fair value of the shares. In the context of the Reverse Stock Split, Chapter 92A provides that stockholders may elect to have the Company purchase pre-Reverse Stock Split shares that would become fractional shares as a result of the Reverse Stock Split for a cash price that is equal to the “fair value” of such shares, as determined in a judicial proceeding in accordance with the provisions of Chapter 92A. The fair value of the shares of any stockholder means the value of such shares immediately before the effectuation of the Reverse Stock Split, excluding any appreciation or depreciation in anticipation of the Reverse Stock Split, unless exclusion of any appreciation or depreciation would be inequitable.

Chapter 92A is set forth in its entirety in Appendix C to this Disclosure Statement. If you wish to exercise your dissenters’ rights or preserve the right to do so, you should carefully review Appendix C to this Disclosure Statement. If you fail to comply with the procedures specified in Chapter 92A in a timely manner, you may lose your dissenters’ rights. Because of the complexity of those procedures, you should seek the advice of counsel if you are considering exercising your dissenters’ rights.

Stockholders who have not validly tendered their shares of Common Stock will be entitled to exercise dissenters’ rights. Stockholders who perfect their dissenters’ rights by complying with the procedures set forth in Chapter 92A will have the fair value of their shares determined by the Nevada state court and will be entitled to receive a cash payment equal to such fair value. Any such judicial determination of the fair value of shares could be based upon any valuation method or combination of methods the court deems appropriate. The value so determined could be more or less than the $0.0062 per share to be paid in connection with the Reverse Stock Split. In addition, stockholders who invoke dissenters’ rights may be entitled to receive payment of a fair rate of interest from the effective time of the transaction on the amount determined to be the fair value of their shares.

Within 10 days after the effectuation of the Reverse Stock Split, the Company will send a written notice (a “Dissenters’ Rights Notice”) to all the record stockholders of the Company entitled to dissenters’ rights. The Dissenters’ Rights Notice will be accompanied by (i) a form for demanding payment from the Company that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter’s rights certify whether or not they acquired beneficial ownership of the shares before that date; (ii) a copy of the provisions of Chapter 92A; and (iii) a brief description of the procedures that a stockholder must follow to exercise dissenter’s rights.

In order to maintain eligibility to exercise dissenters’ rights under Chapter 92A, you must take the following actions within 30 days of the date that the Dissenters’ Rights Notice was delivered: (i) deliver a written demand for payment on the form provided in the Dissenters’ Rights Notice; (ii) certify whether you acquired beneficial ownership of the shares before the date set forth in the Dissenters’ Rights Notice; and (iii) deliver the certificates representing the dissenting shares to the Company.

Within 30 days after receipt of a demand for payment, the Company must pay each dissenter who complied with the provisions of Chapter 92A the amount the Company estimates to be the fair value of such shares, plus interest from the effective date of the Reverse Stock Split. The rate of interest shall be the average rate currently paid by the Company on its principal bank loans. The payment will be accompanied by the following: (i) financial statements for the Company for the fiscal year ended 3/31/15 and the most recent interim financial statements; (ii) a statement of the Company’s estimate of the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenter’s rights to demand payment for the difference between the Company’s estimate of the fair value of the shares and the stockholder’s estimate of the fair value of the shares; and (v) a copy of Chapter 92A. If the Company does not deliver payment within 30 days of receipt of the demand for payment, the dissenting stockholder may enforce the dissenter’s rights by commencing an action in Carson City, Nevada or if the dissenting stockholder resides or has its registered office in Nevada, in the county where the dissenter resides or has its registered office.

14

If a dissenting stockholder disagrees with the amount of the Company’s payment, then the dissenting stockholder may, within 30 days of such payment, (i) notify the Company in writing of the dissenting stockholder’s own estimate of the fair value of the dissenting shares and the amount of interest due, and demand payment of such estimate, less any payments made by the Company, or (ii) reject the offer by the Company if the dissenting stockholder believes that the amount offered by the Company is less than the fair value of the dissenting shares or that the interest due is incorrectly calculated. If a dissenting stockholder submits a written demand as set forth above and the Company accepts the offer to purchase the shares at the offer price, then the stockholder will be sent a check for the full purchase price of the shares within 30 days of acceptance less any payments already made by the Company.

If a demand for payment remains unsettled, the Company must commence a proceeding in the Carson City, Nevada district court within 60 days after receiving the demand. Each dissenter who is made a party to the proceeding shall be entitled to a judgment in the amount, if any, by which the court finds the fair value of the dissenting shares, plus interest, exceeds the amount paid by the Company. If a proceeding is commenced to determine the fair value of the common stock, the costs of such proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court, shall be assessed against the Company, unless the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable against the Company if the court finds that (i) the Company did not comply with Chapter 92A or (ii) against either the Company or a dissenting stockholder, if the court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Chapter 92A.

A person having a beneficial interest in shares that are held of record in the name of another person, such as a broker, fiduciary, depository or other nominee, must act to cause the record holder to follow the requisite steps properly and in a timely manner to perfect dissenters’ rights of appraisal. If the shares are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian), depositary or other nominee, the written demand for dissenters’ rights of appraisal must be executed by or for the record owner. If shares are owned of record by more than one person, as in joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal for a stockholder of record, provided that the agent identifies the record owner and expressly discloses, when the demand is made, that the agent is acting as agent for the record owner. If a stockholder owns shares through a broker who in turn holds the shares through a central securities depository nominee such as CEDE & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as the record holder of such shares.

A record holder, such as a broker, fiduciary, depository or other nominee, who holds shares as a nominee for others, will be able to exercise dissenters’ rights of appraisal with respect to the shares held for all or less than all of the beneficial owners of those shares as to which such person is the record owner. In such case, the written demand must set forth the number of shares covered by the demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares outstanding in the name of such record owner.

The foregoing summary of the rights of dissenting stockholders under Chapter 92A does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any dissenters’ rights of appraisal rights available under Chapter 92A. The preservation and exercise of dissenters’ rights of appraisal require strict adherence to the applicable provisions of Chapter 92A, and the foregoing summary is qualified in its entirety by reference to Appendix C to this Disclosure Statement.

The Company has not made any provision to obtain counsel or appraisal services for unaffiliated stockholders.

Certain Material U.S. Federal Income Tax Consequences

Summarized below are certain material federal income tax consequences to us and our stockholders resulting from the Transaction. This summary is based upon U.S. federal income tax law, as currently in effect, which is subject to differing interpretations or change, possibly on a retroactive basis. This summary addresses only those stockholders who have held their shares as capital assets. This summary does not discuss all aspects of federal income taxation that may be important to stockholders in light of their individual circumstances. In addition, this summary does not discuss any state, local, foreign, or other tax considerations. This summary assumes that each stockholder is a United States citizen and has held, and will hold, shares of common stock as capital assets under the Internal Revenue Code of 1986, as amended. Each stockholder should consult his, her or its tax advisor as to the particular federal, state, local, foreign, and other tax consequences, in light of their specific circumstances.

15

Tax Consequences to the Company. We believe that the Transaction will be treated as a tax-free “recapitalization” for federal income tax purposes and, accordingly, it should not result in any material federal income tax consequences to us. We will not apply for any ruling from the Internal Revenue Service, nor will we receive an opinion of counsel with respect to the tax consequences of the Transaction.

Tax Consequences to Stockholders Who Do Not Receive Cash for Fractional Shares. A stockholder who receives no cash payment as a result of the Transaction, but continues to hold shares of our common stock directly immediately after the Transaction, will not recognize any gain or loss for United States federal income tax purposes. The aggregate adjusted tax basis of the shares held immediately after the Transaction will equal the aggregate adjusted tax basis of the shares held immediately prior to the Transaction, and the holding period of the shares will be the same as immediately prior to the Transaction.

Tax Consequences to Stockholders Whose Entire Interest in our Common Stock, Both Directly and Indirectly, is Terminated. A stockholder who receives a cash payment for a fractional share of our common stock as a result of the Transaction and does not continue to hold our shares directly, or indirectly by virtue of being related to a person who continues to hold shares of our common stock directly, immediately after the Transaction, will recognize capital gain or loss, for United States federal income tax purposes, equal to the difference between the cash received for the common stock and the aggregate adjusted tax basis in such stock.

Tax Consequences to Stockholders Whose Entire Interest in our Common Stock, Directly but Not Indirectly, is Terminated. A stockholder that receives cash for a fractional share as a result of the Transaction, but is treated (under Internal Revenue Code Section 318) as a continuing stockholder by virtue of being related to a person who continues to hold our shares directly immediately after the Transaction, will recognize capital gain or loss in the same manner as set forth in the previous paragraph, provided that the receipt of cash either (1) is “not essentially equivalent to a dividend,” or (2) constitutes a “substantially disproportionate redemption of stock.” The receipt of cash is “not essentially equivalent to a dividend” if the reduction in the stockholder’s proportionate interest in the Company resulting from the Transaction (taking into account for this purpose the stock owned by persons to whom the stockholder is related) is considered a “meaningful reduction” given the stockholder’s particular facts and circumstances. The Internal Revenue Service has ruled that a small reduction by a minority stockholders whose relative stock interest is minimal and who exercises no control over the affairs of the corporation will satisfy this test. The receipt of cash in the Transaction will be a “substantially disproportionate redemption of stock” if (a) immediately after the Transaction the stockholder (and persons to whom the stockholder is related) owns less than 50% of the total combined voting power of all classes of our stock entitled to vote, and (b) the percentage of our voting stock owned by the stockholder (and by persons to whom the stockholder is related) immediately after the Transaction is less than 80% of the percentage of shares of voting stock owned by the stockholder immediately before the Transaction.

In applying the foregoing “Not Essentially Equivalent to a Dividend” and “Substantially Disproportionate Redemption of Stock” tests, the stockholder will be treated as owning shares of common stock actually or constructively owned by certain individuals and entities related to the stockholder. If the receipt of cash in exchange for a fractional share is not treated as capital gain or loss under either of the tests, it will be treated first as ordinary dividend income to the extent of the stockholder’s ratable share of our current and accumulated earnings and profits, and then as a tax-free return of capital to the extent of the stockholder’s aggregate adjusted tax basis in the shares, with any remaining amount being treated as capital gain.

Capital gain or loss recognized will be long-term if the stockholder’s holding period with respect to the stock surrendered is more than one year at the time of the Transaction. The deductibility of capital loss is subject to limitations. In the case of a stockholder who is an individual, long-term capital gain and dividend income should generally be subject to United Stated federal income tax at a maximum rate of 15% under current law.

The foregoing discussion summarizing certain federal income tax consequences does not refer to the particular facts and circumstances of any specific stockholder. We recommend that stockholders consult their own tax advisors for more specific and definitive advice as to the federal income tax consequences to them of the Transaction, as well as advice as to the application and effect of state, local and foreign income and other tax laws.

Source and Amount of Funds

The current number of shares of our common stock outstanding is 322,723,652. Of those shares, 174,591 will be affected by the Reverse Stock Split, which constitutes approximately ..054% of the total outstanding shares. The Company estimates that the total funds required to consummate the Transaction will be approximately $47,000. Approximately $6,983.64 of this amount will be used to pay the consideration to Discontinued Stockholders entitled to receive cash for their fractional shares of our common stock in the Reverse Stock Split and approximately $40,000 will be used to pay the costs of the Transaction. The Company expects to pay the costs of the Transaction, including the amounts to be paid to stockholders holding fewer than 2,500 shares of our common stock, out of currently available cash.

16

COMPANY INFORMATION

The Company

Utilicraft Aerospace Industries, Inc., a Nevada corporation, has its principal office in Grapevine, Texas. Its address is P.O. Box 3770, Grapevine, Texas 76099, telephone number (817) 480-9865 Historically, Utilitcraft provided contract engineering work in the aviation industry. Utilicraft terminated their operations, however, based on the governmental regulations that govern the aviation industry and its resulting inability to compete. Currently, the Company has no business or income.

The Company has future plans of entering the Aircraft Leasing, Aircraft Insurance, Aerospace Engineering, MRO Services, and Aircraft Chartering Business, with uncertain and speculative projections of income, as follows:

-	The Company will seek to become the leasing arm of a privately held aircraft manufacturer. The first aircraft from the subject manufacturer is expected to be available for sale/lease in 2021.
-	The Company will also seek to enter the aircraft insurance field, and the projected income potential for the Company from anticipated sales of insurance on the proposed leased aircraft is not expected to begin until 2021.
-	The Company will also seek to engage in aerospace engineering services, and the potential income for the Company from such engineering services could begin in 2016. The potential net income from such services would likely be on a per-job basis. Income projections are very speculative and could range anywhere from $50,000 to $400,000 annually, perhaps for a period of five years.
-	MRO Services are not established at this time and there is no projection for work or on income in the foreseeable future.
-	Executive Charter Service potential is paid per arrangement and could range from $5,000 to $50,000 per arrangement. Total annual projected income is a very speculative projection of anywhere from $20,000 to $250,000 annually, perhaps for a period of five years.
-	A Summary of Potential Projection of Income for Valuation purpose over the next five years is speculative and estimated at up to $2,500,000. There is no assurance that the Company will ever realize any of the projected business or income.
-	The ability of the Company to pursue any of the potential business activities described above is contingent on the Company being able to raise additional capital from the sale of its restricted securities in exempt transactions to accredited investors, of which there can be no assurance.

Company Securities

Currently, there are: (i) 475,000,000 shares of our common stock and 25,000,000 shares of our preferred stock authorized, of which 322,723,652 shares of our common stock and 8,000,000 shares of our preferred stock are issued and outstanding; and (ii) approximately 583 record owners, of our common stock, of which 443 hold 2,500 or more shares of our common stock.

There is currently a very limited trading market for our common stock. For the past two years, the Company has traded on the OTC pink between $.005 and $.035. In the last year, the Company’s stock has traded between $.005 and $.0166.

The Company has never declared or paid cash dividends on our common stock and currently intends to retain any future earnings for the operation and expansion of its business. Any determination to pay cash dividends on our common stock will be at the discretion of our Board of Directors and will be dependent on the Company’s financial condition, results of operations, contractual restrictions, capital requirements, business prospects and such other facts as our Board of Directors deems relevant.

17

Security Ownership of Certain Beneficial Owners and Management

The following table provides information concerning the current beneficial ownership of our common stock by each stockholder that we believe owns more than 5% of our outstanding common stock and by our officers and directors. These shareholders have sole voting and investment power with respect to all shares shown as beneficially owned by them.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Number of Shares of Preferred Stock	Percentage of Common Stock Ownership (%)
HOWARD CLIFTON SAYLOR* (Beneficial Owner)	53,558,996	8,000,000**	18.6%
KEVIN B. WILLIAMS (President and Director)	15,215,607		4.6%
EDWARD F. EATON (Director)	3,458,726		1.0%

* As of October 2015, Howard Clifton Saylor owned a total of 61,158,996 shares of the Company’s outstanding shares of stock, including 8,000,000 of preferred stock. In January 2016, Mr. Saylor acquired an additional 400,000 shares of Utilicraft stock at $0.04 per share in a private placement transaction that is exempt from registration under Section 4(2) of the of the Securities Act of 1933 and Regulation D, Rule 506 promulgated thereunder.

** Mr. Saylor’s 8,000,000 shares of Preferred Stock give him 10 to 1 voting power, which equates to the voting power of 80,000,000 shares of common stock.

Since January 2014, and specifically in June 2014, January 2015, June 2015, August 2015, September 2015, and January 2016, Howard C. Saylor (identified above) has acquired 51,050,000 shares of the Company’s stock over numerous transactions that exceed $60,000 in aggregate value, some of which were purchases of stock from an individual, and others of which were payments to Mr. Saylor in capital.

Management

The identity, background, and security interests of the Company’s directors and executive officers are as follows:

Name and Address	Position in Company and Security Interest
Kevin B. Williams[1] P.O. Box 3770 Grapevine, TX 76099 775-636-6011	President and Director Mr. Williams holds a 4.6% interest in the Company
Edward F. Eaton[2] Connolly Gallagher, LLP 1000 West Street, Ste 1400 Wilmington, DE 19801 302-888-6204	Director Mr. Eaton holds a 1% interest in the Company

1 Kevin B. Williams. Kevin B. Williams is a self-employed entrepreneur. His principle business is oil and gas production and investments. Mr. Williams was initially employed as a loan officer at a financial institution for five years after college, and spent over twelve years as an independent stock broker, serving as the firm’s principal and financial principal. In that capacity, he managed all NASD/FINRA reporting requirements. Mr. Williams has drilled over 35 natural gas wells and has bought and sold producing energy properties. Mr. Williams has been the president and a director of Utilicraft since February 2013.

2 Edward F. Eaton. Edward F. Eaton is an attorney and partner with Connolly Gallagher, LLP. He has been a director with Utilicraft since its inception.

No director or executive officer of the Company has, during the past five years, been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of violations of such laws. All officers and directors of the Company are U.S. citizens.

18

FINANCIAL AND OTHER INFORMATION

The Company’s financial statements for the years ended 2013, 2014, and 2015 (including quarterly reports for 2015) are included with this Information Statement as Appendix “B,” and are incorporated here by reference.

ADDITIONAL INFORMATION

Copies of any financial statements and information incorporated by reference in this Disclosure Statement by reference to any other document filed by the Company with the SEC may be inspected without charge at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of such documents may be obtained from the SEC at prescribed rates. Information regarding the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov. The Company will also make copies of such financial statements and information to stockholders upon written request to the Company’s headquarters.

APPENDICES

APPENDIX	Description
A	Action by Written Consent
B	Certificate of Amendment to Utilicraft’s Articles of Incorporation
C	Financial Statements for Utilicraft for the years ended 2013, 2014, and 2015 (including quarterly reports for 2015).
D	NRS Chapter 92A

DATED March 2, 2016

Utilicraft Aerospace Industries, Inc.

By: /s/ Kevin Williams

Kevin Williams

President, Utilicraft Aerospace Industries, Inc.

19

APPENDIX A

ACTION BY WRITTEN CONSENT OF THE SHAREHOLDERS OF

UTILICRAFT AEROSPACE INDUSTRIES, INC.

IN LIEU OF SHAREHOLDER MEETING

AMENDMENT OF THE ARTICLES OF INCORPORATION

This Action by the consent of the Shareholders of Utilicraft Aerospace Industries, Inc., a Nevada Corporation, in lieu of a meeting of the shareholders is adopted by the undersigned pursuant to Article II, Section 6(1) of Utilicraft Aerospace Industries, Inc.'s Bylaws and NRS 78.320.

WHEREAS, the undersigned shareholders believe it to be in the best interests of Utilicraft Aerospace Industries, Inc. to reduce the number of holders of its common stock under the Securities Exchange Act of 1934 for the purpose of removing its listing and registration under section 12(b) of the Securities Exchange Act of 1934 in an effort to "go private;"

WHEREAS, the undersigned shareholders believe the most effective way to reduce the number of holders of its common stock for the purpose of removing its listing and registration under section 12(b) of the Securities Exchange Act of 1934 is by effecting a 1 for 2,500 reverse split of its stock;

WHEREAS, Article 3 of the Articles of Incorporation for Utilicraft Aerospace Industries, Inc. must be amended to state the number of shares of stock for the company and effectuate the reverse stock split; and

WHEREAS, the undersigned are authorized by Article II, Section 6(1) of the Bylaws for Utilitcraft Aerospace Industries, Inc. to approve an amendment to the Company's Articles of Incorporation, and by NRS 78.320 to approve an amendment to the Company's Articles of Incorporation by way of written consent of the shareholders who collectively own at least one-fourth (114) of the shares of the company entitled to vote.

WHEREAS, H. Clif Saylor, Robert D. Boland, and Ben Saylor, shareholders of UITA, are the undersigned consenting shareholders, who together own the following voting shares of Common Stock and Preferred Stock of UITA:

Edward Eaton H.	3,458,726
Clif Saylor H.	53,458,996
Clif Saylor Kevin	80,000,000 (8,000,000 shares of Preferred Stock Voting 10 for 1)
B. Williams	15,215,607
Robert D. Boland	12,380,425
Ben Saylor	11.000.000
TOTAL	175,513,754

The consenting shareholders own at least one-fourth (1/4) of the shares of the Company entitled to vote, to wit: more than Fifty percent (50%) of the total number of voting shares, which are comprised of 322,723,652 shares of Common Stock and 8,000,000 shares of Preferred Stock (entitled to 10 votes for each 1 share).

A-1

NOW THEREFORE, IT IS RESOLVED that Utilicraft Aerospace Industries, Inc. shall amend Article 3 of its Articles of Incorporation to effect a 1 to 2,500 reverse split of its common stock and to reflect the resulting number of the Company's shares of stock.

IT IS FURTHER RESOLVED that the 1 to 2,500 reverse stock split shall not result in any fractional shares of stock. Utilicraft Aerospace Industries, Inc. shall pay the holders of any resulting fractional shares of stock shall the amount of $0.04/share, multiplied by the fractional amount.

IT IS FURTHER RESOLVED that the effective date on which Article 3 of Utilicraft Aerospace Industries, Inc.'s Articles of Incorporation is amended and the reverse stock split becomes effective shall be as soon as reasonably practicable and permissible in conjunction with the efforts by Utilicraft Aerospace Industry, Inc.'s efforts to remove its listing and registration under section 12(b) of the Securities Exchange Act of 1934.

IT IS FURTHER RESOLVED that any officer of Utilicraft Aerospace Industries, Inc. is authorized to prepare and file with the Nevada Secretary of State a Certificate of Amendment to the Articles of Incorporation to reflect this resolution.

IT IS FURTHER RESOLVED that the officers of Utilicraft Aerospace Industries, Inc., and each of them, are authorized and directed on behalf and in the name of Utilicraft Aeorspace Industries, Inc. to execute and deliver any documents and instruments, to make any filings with the appropriate governmental agencies and exchanges, to incur any cost or expense, and to perform any and all other acts as may be determined by them, and each of them, to be reasonably necessary to accomplish the purposes of these Resolutions.

IT IS FURTHER RESOLVED, that VITA take whatever actions and filings are deemed necessary and appropriate to comply federal and state securities laws, rules and regulations, and Nevada corporation laws, all such actions and filings to be consistent with and under advice of counsel;

IT IS FURTHER RESOLVED, that the number of authorized shares of Common Stock and Preferred Stock shall remain unchanged;

IT IS FURTHER RESOLVED, that that this consent resolution may be executed in counterparts and that this consent resolution be made a part of the Company's Minutes Book and Corporate Records.

IT IS FURTHER RESOLVED that any actions taken by any of the officers of Utilicraft Aerospace Industries, Inc. prior to the date these resolutions were adopted are within the authority of these resolutions and are hereby ratified, confirmed and approved as the acts and deeds of Utilicraft Aerospace Industries, Inc.

A-2

IN WITNESS WHEREOF, the undersigned Shareholders of Utilicraft Aerospace Industries, Inc., who collectively own not less than one-fourth (1/4) of the shares of the Company entitled to vote, certify that this Shareholder action by written consent was adopted and made effective on this 19th day of February, 2016.

/s/ Kevin B. Williams	15,215,607
Signature of Holder/Owner	Total No. of Shares

Kevin B. Williams,
Shareholder, President, Secretary, & Director
Kevin B. Williams	2564, 2570, 2664, 2656, 2685, 2684, 2571, 2745, 2770
Printed Name of Holder/Owner	Certificate Nos.

/s/ H. Clif Saylor	53,458,996 Common Shares, 8,000,000 Preferred Shares
Signature of Holder/Owner	Total No. of Shares

H. Clif Saylor, Shareholder	1001, 2565, 2585, 2655, 2686, 2719, 2730, 2734, 2768
Printed Name of Holder/Owner	Certificate Nos.

/s/ Robert D. Boland	12,380,425
Signature of Holder/Owner	Total No. of Shares

Robert D. Boland. Shareholder	2583, 2663, 2748, 2766
Printed Name of Holder/Owner	Certificate Nos.

/s/ Ben Saylor	11,000,000
Signature of Holder/Owner	Total No. of Shares

Ben Saylor, Shareholder	2687, 2733
Printed Name of Holder/Owner	Certificate Nos.

Acknowledged and Accepted By:

/s/ Edward F. Eaton	3,458,726
Signature of Director	Total No. of Shares

Edward F. Eaton, Director	658, 2495, 2665, 2767
Printed Name of Director	Certificate Nos.

A-3

APPENDIX B

BARBARA K. CEGAVSKE

Secretary of State

204 North Carson Street, Suite 4

Carson City, Nevada 89701-4520

(775) 684-5706

Website: www.nvsos.gov

	Filed in the office of	Document Number 20160096227-95
Certificate of Amendment	/s/ Barbara K. Cegavske	Filing Date and Time
(PURSUANT TO NRS 78.385 and 78.390)	Barbara K. Cegavske	03/01/2016 2:00 PM
	Secretary of State	Entity Number
	State of Nevada	C33482-2004

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of Corporation:

UTILICRAFT AEROSPACE INDUSTRIES, INC.

2. The articles have been amended as follows:

ARTICLE 3.

SHARES

(SEE ATTACHMENT “A”)

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:         Unanimous

4. Effective date and time of filing:      Date:                          Time:

5. Signature:

/s/ Kevin Williams

* If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

B-1

ATTACHMENT "A"

ARTICLE 3

SHARES

Number. The corporation shall have authority to issue an aggregate of FOUR HUNDRED AND SEVENTY-FIVE MILLION (475,000,000} shares of Common Stock, par value $0.0001 per share, and TWENTY FIVE MILLION (25,000,000) shares of Preferred Stock, par value $0.0001 per share.

All capital stock, when issued, shall be fully paid and non-assessable. No holder of shares of capital stock of the corporation shall be entitled, as such, to any pre-emptive or preferential rights to subscribe to any unissued stock, or any other securities, which the corporation may now or hereafter be authorized to issue.

The corporation's capital stock may be sold and issued from time to time for such consideration as may be fixed by the Board of Directors.

Holders of the corporation's Common Stock shall not possess cumulative voting rights at any shareholders' meeting(s) called for the purpose of electing a Board of Directors or on other matters brought before shareholders' meeting(s), whether they be annual or special.

The issued and outstanding shares of Common Stock, totaling 322,723,652, shall be reverse split on the basis of 1 share for 2,500 shares, effective February 23, 2016. The total authorized shares of Common Stock of the Company shall remain at 475,000,000 shares of Common Stock and 25,000,000 shares of Preferred Stock. As a result of the reverse split, no shareholder may hold less than One (1) share of Common Stock; no certificates for fractional shares, including less than one (1) whole share, may be issued or held. Any shareholder who holds less than one (1) whole share as a result of the reverse split shall be paid cash for their fractional shares, in an amount deemed fair and reasonable by the Board of Directors. The issued and outstanding shares of Preferred Stock shall not be affected by this reverse split.

Preferred Stock. Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more series. Subject to the provisions hereof and the limitations prescribed by law, the Board of Directors is expressly authorized, prior to issuance, by adopting resolutions providing for the issuance of, or providing for any change in the number of, shares of any particular series and, if and to the extent from time to time required by law, by filing a certificate pursuant to the NRSX or other Jaw hereafter in effect relating to the same or substantially similar subject matter), to establish or change the number of shares to be included in each such series and to fix the designation, preferences, limitations and relative rights, including voting rights, thereof relating to the shares of each such series. The authority of the Board of Directors shall include, but not be limited to, determination of the following:

(1) the distinctive designation of such series and that the number of shares constituting such series (provided that the aggregate number of shares constituting all series of Preferred Stock shall not exceed Twenty-Five Million (25,000,000);

(2) the annual dividend rate on shares of such series, whether dividends shall be cumulative and, if so, from which date or dates;

(3) whether the shares of such series shall be redeemable and, if so, the terms and conditions of such redemptions, including the date or dates upon and after which such shares shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(4) the obligation, if any, of the Corporation to retire shares of such series pursuant to a sinking fund;

B-2

(5) whether shares of such series shall be convertible into, or exchangeable for, shares of stock of any other class or classes and, if so, the terms and conditions of such conversion or exchange, including the price or prices or the rate or rates of conversion or exchange in the terms of adjustments, if any;

(6) whether the shares of such series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(7) the rights of the shares of such series in the event of voluntary or involuntary liquidation, dissolution, or winding up of the Corporation; and

(8) any other relative rights, powers, preferences, qualifications, limitations, or restrictions thereof relating to such series, to the full extent now or hereafter permitted by law.

The powers, preferences, relative participating, optional and other special rights of each series of Preferred Stock and the qualifications, limitations, or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. All shares of any one series of Preferred Stock shall be identical in all respects with all other shares of such series, except that shares of any one series issued at different times may differ as to the dates from which dividends thereon shall cumulate, if cumulative.

Common Stock. Subject to all of the rights of the Preferred Stock, and except as may be expressly provided with respect to the Preferred Stock herein, by law or by the Board of Directors pursuant to this Article 4:

(1) the holders of Common Stock shall have the right to vote for the election of Directors and all other matters requiring stockholder action, each share being entitled to one vote;

(2) dividends may be declared or paid or set apart for payment upon the Common Stock out of any assets or funds of the Corporation legally available for the payment of dividends; and

(3) upon the voluntary or involuntary liquidation, dissolution, winding up of the Corporation, the net assets of the Corporation shall be distributed pro rata to the holders of the Common Stock in accordance with their respective rights and interests.

Voting.

(1) At each election for directors every shareholder shall have the right to vote, in person or by proxy, the number of shares owned by the shareholder for as many persons as there are directors to be elected and for whose election the shareholder has a right to vote.

(2) With respect to any action to be taken by the shareholders for which the NRS requires the vote or concurrence of the holders of more than a majority of the shares of the Corporation's capital stock. or any class or series thereof, such action shall be deemed to have been approved upon the vote or concurrence of the holders of a majority of such capital stock. or any class or series thereof, as the case may be, notwithstanding any provision of the NRS to the contrary.

END OF ARTICLE 3

2

B-3

B-4

APPENDIX C

CARLTON L. WHITE CERTIFIED PUBLIC ACCOUNTANT	3408 CLAYTON ROAD EAST SUITE 100 FORT WORTH, TEXAS 76116 (817) 731-8406 FAX (817) 731-8410

January 18, 2016

To the Board of Directors:

Utilicraft Aerospace Industries, Inc.
Fort Worth, Texas

We have prepared the accompanying statement of assets, liabilities, and equity-income tax basis of Utilicraft Aerospace Industries, Inc. (a corporation) as of December 31, 2013, and the related statements of revenues and expenses-income tax basis and retained earnings-income tax basis, for the year ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The financial statement has been prepared on the accounting basis used by the Corporation for income tax purposes, which is a comprehensive basis of accounting other than generally accepted accounting principles.

A prepared financial statement is limited to presenting the financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Management has elected to omit substantially all of the disclosures ordinarily included in financial statements prepared on the income tax basis of accounting. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the Corporation's assets, liabilities, retained earnings, revenues, and expenses. Accordingly, these financial statements are not designed for those who are not informed about such matters.

We are not independent with respect to Utilities Aerospace Industries, Inc.

/s/ Carlton L. White

C-1

UTILICRAFT AEROSPACE INDUSTRIES, INC.
STATEMENT OF ASSETS, LIABILITIES,
AND EQUITY-INCOME TAX BASIS
December 31, 2013

ASSETS

CURRENT ASSETS
Petty Cash	$0
Cash - Bank	0
TOTAL CURRENT ASSETS	0

PROPERTY AND EQUIPMENT

INVESTMENT AND OTHER ASSETS

$0

No assurance provided
See accountants' report

C-2

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Federal Income Tax Payable	$0
TOTAL CURRENT LIABILITIES	0

LONG-TERM DEBT

STOCKHOLDERS' EQUITY
Common stock, $.0001 par value, 475,000,000 shares authorized and 205,232,200 shares outstanding	20,523
Additional Paid-In Capital	3,496,464
Retained Earnings	(3,516,987)
0
$0

C-3

UTILICRAFT AEROSPACE INDUSTRIES, INC.
STATEMENT OF REVENUES AND EXPENSES-INCOME TAX BASIS
For the year ended
December 31, 2013

REVENUE
Income	$0

GROSS PROFIT	0

EXPENSES
Advertising	0
Bank Charges	0
Contract Labor	0
Depreciation	0
Donations	0
Dues and Subscriptions	0
Employee Uniforms, Medical, etc.	0
Insurance - Health	0
Professional Liability Insurance	0
Legal and Professional	0
Office Supplies	0
Oil and Gasoline Expense	0
Other Taxes and Licenses	0
Payroll Tax Expense	0
Postage	0
Promotional and Entertainment	0
Rent	0
Repairs and Maintenance	0
Salaries	0
Stock Transfer Fees	5,116
Telephone Expense	0
Travel	0
5,116
INCOME BEFORE INCOME TAXES	(5,116)
INCOME TAXES	0
NET LOSS	$(5,116)

No assurance provided
See accountants' report

C-4

UTILICRAFT AEROSPACE INDUSTRIES, INC.
STATEMENT OF RETAINED EARNINGS-INCOME TAX BASIS
For the year ended
December 31, 2013

BALANCE JANUARY 1, 2013	$(3,511,871)
Net Loss	(5,116)
BALANCE DECEMBER 31, 2013	$(3,516,987)

No assurance provided
See accountants' report

C-5

CARLTON L. WHITE CERTIFIED PUBLIC ACCOUNTANT	3408 CLAYTON ROAD EAST SUITE 100 FORT WORTH, TEXAS 76116 (817) 731-8406 FAX (817) 731-8410

January 18, 2016

To the Board of Directors:

Utilicraft Aerospace Industries, Inc.
Fort Worth, Texas

We have prepared the accompanying statement of assets, liabilities, and equity-income tax basis of Utilicraft Aerospace Industries, Inc. (a corporation) as of December 31, 2014, and the related statements of revenues and expenses-income tax basis and retained earnings-income tax basis, for the year ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The financial statement has been prepared on the accounting basis used by the Corporation for income tax purposes, which is a comprehensive basis of accounting other than generally accepted accounting principles.

A prepared financial statement is limited to presenting the financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Management has elected to omit substantially all of the disclosures ordinarily included in financial statements prepared on the income tax basis of accounting. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the Corporation's assets, liabilities, retained earnings, revenues, and expenses. Accordingly, these financial statements are not designed for those who are not informed about such matters.

We are not independent with respect to Utilities Aerospace Industries, Inc.

/s/ Carlton L. White

C-6

UTILICRAFT AEROSPACE INDUSTRIES, INC.
STATEMENT OF ASSETS, LIABILITIES,
AND EQUITY-INCOME TAX BASIS
December 31, 2014

ASSETS

CURRENT ASSETS
Petty Cash	$0
Cash - Bank	0
TOTAL CURRENT ASSETS	0

PROPERTY AND EQUIPMENT

INVESTMENT AND OTHER ASSETS

$0

No assurance provided
See accountants' report

C-7

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Federal Income Tax Payable	$0
TOTAL CURRENT LIABILITIES	0

LONG-TERM DEBT

STOCKHOLDERS' EQUITY
Common stock, $.0001 par value, 475,000,000 shares authorized and 209,005,800 shares outstanding	20,900
Additional Paid-In Capital	3,506,543
Retained Earnings	(3,527,443)
0
$0

C-8

UTILICRAFT AEROSPACE INDUSTRIES, INC.
STATEMENT OF REVENUES AND EXPENSES-INCOME TAX BASIS
For the year ended
December 31, 2014

REVENUE
Income	$0

GROSS PROFIT	0

EXPENSES
Advertising	0
Bank Charges	0
Contract Labor	0
Depreciation	0
Donations	0
Dues and Subscriptions	0
Employee Uniforms, Medical, etc.	0
Insurance - Health	0
Professional Liability Insurance	0
Legal and Professional	3,500
Office Supplies	200
Oil and Gasoline Expense	0
Other Taxes and Licenses	0
Payroll Tax Expense	0
Postage	329
Promotional and Entertainment	113
Rent	0
Repairs and Maintenance	0
Salaries	0
Stock Transfer Fees	4,012
Telephone Expense	0
Travel	2,302
10,456
INCOME BEFORE INCOME TAXES	(10,456)
INCOME TAXES	0
NET LOSS	$(10,456)

No assurance provided
See accountants' report

C-9

UTILICRAFT AEROSPACE INDUSTRIES, INC.
STATEMENT OF RETAINED EARNINGS-INCOME TAX BASIS
For the year ended
December 31, 2014

BALANCE JANUARY 1, 2014	$(3,516,987)
Net Loss	(10,456)
BALANCE DECEMBER 31, 2014	$(3,527,443)

No assurance provided
See accountants' report

C-10

CARLTON L. WHITE CERTIFIED PUBLIC ACCOUNTANT	3408 CLAYTON ROAD EAST SUITE 100 FORT WORTH, TEXAS 76116 (817) 731-8406 FAX (817) 731-8410

January 18, 2016

To the Board of Directors:

Utilicraft Aerospace Industries, Inc.
Fort Worth, Texas

We have prepared the accompanying statement of assets, liabilities, and equity-income tax basis of Utilicraft Aerospace Industries, Inc. (a corporation) as of March 31, 2015, and the related statements of revenues and expenses-income tax basis and retained earnings-income tax basis, for three months ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The financial statement has been prepared on the accounting basis used by the Corporation for income tax purposes, which is a comprehensive basis of accounting other than generally accepted accounting principles.

A prepared financial statement is limited to presenting the financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Management has elected to omit substantially all of the disclosures ordinarily included in financial statements prepared on the income tax basis of accounting. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the Corporation's assets, liabilities, retained earnings, revenues, and expenses. Accordingly, these financial statements are not designed for those who are not informed about such matters.

We are not independent with respect to Utilities Aerospace Industries, Inc.

/s/ Carlton L. White

C-11

UTILICRAFT AEROSPACE INDUSTRIES, INC.
STATEMENT OF ASSETS, LIABILITIES,
AND EQUITY-INCOME TAX BASIS
March 31, 2015

ASSETS

CURRENT ASSETS
Petty Cash	$0
Cash - Bank	0
TOTAL CURRENT ASSETS	0

PROPERTY AND EQUIPMENT

INVESTMENT AND OTHER ASSETS

$0

No assurance provided
See accountants' report

C-12

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Federal Income Tax Payable	$0
TOTAL CURRENT LIABILITIES	0

LONG-TERM DEBT

STOCKHOLDERS' EQUITY
Common stock, $.0001 par value, 475,000,000 shares authorized and 225,370,000 shares outstanding	22,537
Additional Paid-In Capital	3,526,817
Retained Earnings	(3,549,354)
0
$0

C-13

UTILICRAFT AEROSPACE INDUSTRIES, INC.
STATEMENT OF REVENUES AND EXPENSES-INCOME TAX BASIS
For the three months ended
March 31, 2015

REVENUE
Income	$0

GROSS PROFIT	0

EXPENSES
Advertising	0
Bank Charges	0
Contract Labor	21,300
Depreciation	0
Donations	0
Dues and Subscriptions	0
Employee Uniforms, Medical, etc.	0
Insurance - Health	0
Professional Liability Insurance	0
Legal and Professional	0
Office Supplies	0
Oil and Gasoline Expense	0
Other Taxes and Licenses	0
Payroll Tax Expense	0
Postage	0
Promotional and Entertainment	0
Rent	0
Repairs and Maintenance	0
Salaries	0
Stock Transfer Fees	611
Telephone Expense	0
Travel	0
21,911
INCOME BEFORE INCOME TAXES	(21,911)
INCOME TAXES	0
NET LOSS	$(21,911)

No assurance provided
See accountants' report

C-14

UTILICRAFT AEROSPACE INDUSTRIES, INC.
STATEMENT OF RETAINED EARNINGS-INCOME TAX BASIS
For the three months ended
March 31, 2015

BALANCE JANUARY 1, 2015	$(3,527,443)
Net Loss	(21,911)
BALANCE MARCH 31, 2015	$(3,549,354)

No assurance provided
See accountants' report

C-15

CARLTON L. WHITE CERTIFIED PUBLIC ACCOUNTANT	3408 CLAYTON ROAD EAST SUITE 100 FORT WORTH, TEXAS 76116 (817) 731-8406 FAX (817) 731-8410

January 18, 2016

To the Board of Directors:

Utilicraft Aerospace Industries, Inc.
Fort Worth, Texas

We have prepared the accompanying statement of assets, liabilities, and equity-income tax basis for Utilicraft Aerospace Industries, Inc. (a corporation) as of June 30, 2015 and the related statements of revenues and expenses-income tax basis and retained earnings-income tax basis, for six months ended, and the accompanying supplementary-income tax basis contained in Schedule I, which are presented only for supplementary analysis purposes, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The financial statements have been prepared on the accounting basis used by the Corporation for income tax purposes, which is a comprehensive basis of accounting other than generally accepted accounting principles.

A prepared financial statement is limited to presenting the financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Management has elected to omit substantially all of the disclosures ordinarily included in financial statements prepared on the income tax basis of accounting. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the Corporation's assets, liabilities, retained earnings, revenues, and expenses. Accordingly, these financial statements are not designed for those who are not informed about such matters.

We are not independent with respect to Utilities Aerospace Industries, Inc.

/s/ Carlton L. White

C-16

UTILICRAFT AEROSPACE INDUSTRIES, INC.
STATEMENT OF ASSETS, LIABILITIES,
AND EQUITY-INCOME TAX BASIS
June 30, 2015

ASSETS

CURRENT ASSETS
Petty Cash	$0
Cash - Wells Fargo Checking	52,852
Cash- Wells Fargo Savings	625
TOTAL CURRENT ASSETS	53,477

PROPERTY AND EQUIPMENT

INVESTMENT AND OTHER ASSETS

$53,477

No assurance provided
See accountants' report

C-17

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Federal Income Tax Payable	$0
TOTAL CURRENT LIABILITIES	0

LONG-TERM DEBT

STOCKHOLDERS' EQUITY
Common stock, $.0001 par value, 475,000,000 shares authorized and 274,800,000 shares outstanding	27,480
Additional Paid-In Capital	3,596,694
Retained Earnings	(3,570,697)
53,477
$53,477

C-18

UTILICRAFT AEROSPACE INDUSTRIES, INC.
STATEMENT OF REVENUES AND EXPENSES-INCOME TAX BASIS
For the six months ended
June 30, 2015

REVENUE
Income	$0

GROSS PROFIT	0

EXPENSES
Advertising	0
Bank Charges	0
Contract Labor	36,300
Depreciation	0
Donations	0
Dues and Subscriptions	0
Employee Uniforms, Medical, etc.	0
Insurance - Health	0
Professional Liability Insurance	0
Legal and Professional	0
Office Supplies	92
Oil and Gasoline Expense	0
Other Taxes and Licenses	5,626
Payroll Tax Expense	0
Postage	0
Promotional and Entertainment	0
Rent	0
Repairs and Maintenance	0
Salaries	0
Stock Transfer Fees	1,236
Telephone Expense	0
Travel	0
43,254
INCOME BEFORE INCOME TAXES	(43,254)
INCOME TAXES	0
NET LOSS	$(43,254)

No assurance provided
See accountants' report

C-19

UTILICRAFT AEROSPACE INDUSTRIES, INC.
STATEMENT OF RETAINED EARNINGS-INCOME TAX BASIS
For the six months ended
June 30, 2015

BALANCE JANUARY 1, 2015	$(3,527,443)
Net Loss	(43,254)
BALANCE JUNE 30, 2015	(3,570,697)

No assurance provided
See accountants' report

C-20

SUPPLEMENTAL SCHEDULES

C-21

SCHEDULE I
UTILICRAFT AEROSPACE INDUSTRIES, INC.
STATEMENT OF REVENUES AND EXPENSES-INCOME TAX BASIS
For the quarter ended
June 30, 2015

REVENUE
Income	$0

GROSS PROFIT	0

EXPENSES
Advertising	0
Bank Charges	0
Contract Labor	15,000
Depreciation	0
Donations	0
Dues and Subscriptions	0
Employee Uniforms, Medical, etc.	0
Insurance - Health	0
Professional Liability Insurance	0
Legal and Professional	0
Office Supplies	92
Oil and Gasoline Expense	0
Other Taxes and Licenses	5,626
Payroll Tax Expense	0
Postage	0
Promotional and Entertainment	0
Rent	0
Repairs and Maintenance	0
Salaries	0
Stock Transfer Fees	625
Telephone Expense	0
Travel	0
21,343
INCOME BEFORE INCOME TAXES	(21,343)
INCOME TAXES	0
NET LOSS	$(21,343)

No assurance provided
See accountants' report

C-22

CARLTON L. WHITE CERTIFIED PUBLIC ACCOUNTANT	3408 CLAYTON ROAD EAST SUITE 100 FORT WORTH, TEXAS 76116 (817) 731-8406 FAX (817) 731-8410

January 18, 2016

To the Board of Directors:

Utilicraft Aerospace Industries, Inc.
Fort Worth, Texas

We have prepared the accompanying statement of assets, liabilities, and equity-income tax basis for Utilicraft Aerospace Industries, Inc. (a corporation) as of September 30, 2015 and the related statements of revenues and expenses-income tax basis and retained earnings-income tax basis, for nine months ended, and the accompanying supplementary-income tax basis contained in Schedule I, which are presented only for supplementary analysis purposes, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The financial statements have been prepared on the accounting basis used by the Corporation for income tax purposes, which is a comprehensive basis of accounting other than generally accepted accounting principles.

A prepared financial statement is limited to presenting the financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Management has elected to omit substantially all of the disclosures ordinarily included in financial statements prepared on the income tax basis of accounting. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the Corporation's assets, liabilities, retained earnings, revenues, and expenses. Accordingly, these financial statements are not designed for those who are not informed about such matters.

We are not independent with respect to Utilities Aerospace Industries, Inc.

/s/ Carlton L.White

C-23

UTILICRAFT AEROSPACE INDUSTRIES, INC.
STATEMENT OF ASSETS, LIABILITIES,
AND EQUITY-INCOME TAX BASIS
September 30, 2015

ASSETS

CURRENT ASSETS
Petty Cash	$0
Cash - Wells Fargo Checking	82,527
Cash- Wells Fargo Savings	0
TOTAL CURRENT ASSETS	82,527

PROPERTY AND EQUIPMENT

INVESTMENT AND OTHER ASSETS

$82,527

No assurance provided
See accountants' report

C-24

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts Payable	$17,500
Accrued Expenses	1,000
Federal Income Tax Payable	0
TOTAL CURRENT LIABILITIES	18,500

LONG-TERM DEBT

STOCKHOLDERS' EQUITY
Common stock, $.0001 par value, 475,000,000 shares authorized and 316,650,000 shares outstanding	31,665
Additional Paid-In Capital	3,746,758
Retained Earnings	(3,714,396)
64,027
$82,527

C-25

UTILICRAFT AEROSPACE INDUSTRIES, INC.
STATEMENT OF REVENUES AND EXPENSES-INCOME TAX BASIS
For the nine months ended
September 30, 2015

REVENUE
Interest Income	$0

GROSS PROFIT	0

EXPENSES
Bank Charges	153
Contracted Engineering	99,000
Contract Labor	56,300
Depreciation	0
Donations	0
Dues and Subscriptions	0
Employee Uniforms, Medical, etc.	0
Insurance - Health	0
Investor Relations/ Marketing	4,000
Professional Liability Insurance	0
Legal and Professional	19,520
Office Supplies	92
Oil and Gasoline Expense	0
Other Taxes and Licenses	5,625
Payroll Tax Expense	0
Postage	66
Promotional and Entertainment	0
Rent	0
Repairs and Maintenance	0
Salaries	0
Stock Transfer Fees	1,996
Travel	201
186,953
INCOME BEFORE INCOME TAXES	(186,953)
INCOME TAXES	0
NET LOSS	$(186,953)

No assurance provided
See accountants' report

C-26

UTILICRAFT AEROSPACE INDUSTRIES, INC.
STATEMENT OF RETAINED EARNINGS-INCOME TAX BASIS
For the nine months ended
September 30, 2015

BALANCE JANUARY 1, 2015	$(3,527,443)
Net Loss	(186,953)
BALANCE SEPTEMBER 30, 2015	(3,714,396)

No assurance provided
See accountants' report

C-27

SUPPLEMENTAL SCHEDULES

C-28

SCHEDULE I
UTILICRAFT AEROSPACE INDUSTRIES, INC.
STATEMENT OF REVENUES AND EXPENSES-INCOME TAX BASIS
For the quarter ended
September 30, 2015

REVENUE
Income	$0

GROSS PROFIT	0

EXPENSES
Bank Charges	153
Contracted Engineering	99,000
Contract Labor	20,000
Depreciation	0
Donations	0
Dues and Subscriptions	0
Employee Uniforms, Medical, etc.	0
Insurance - Health	0
Investor Relations/Marketing	4,000
Professional Liability Insurance	0
Legal and Professional	19,520
Office Supplies	0
Oil and Gasoline Expense	0
Other Taxes and Licenses	0
Payroll Tax Expense	0
Postage	66
Promotional and Entertainment	0
Rent	0
Repairs and Maintenance	0
Salaries	0
Stock Transfer Fees	760
Travel	201
143,700
INCOME BEFORE INCOME TAXES	(143,700)
INCOME TAXES	0
NET LOSS	$(143,700)

No assurance provided
See accountants' report

C-29

CARLTON L. WHITE CERTIFIED PUBLIC ACCOUNTANT	3408 CLAYTON ROAD EAST SUITE 100 FORT WORTH, TEXAS 76116 (817) 731-8406 FAX (817) 731-8410

January 18, 2016

To the Board of Directors:

Utilicraft Aerospace Industries, Inc.
Fort Worth, Texas

We have prepared the accompanying statement of assets, liabilities, and equity-income tax basis of Utilicraft Aerospace Industries, Inc. (a corporation) as of December 31, 2015, and the related statements of revenues and expenses-income tax basis and retained earnings-income tax basis, for the year ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The financial statement has been prepared on the accounting basis used by the Corporation for income tax purposes, which is a comprehensive basis of accounting other than generally accepted accounting principles.

A prepared financial statement is limited to presenting the financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Management has elected to omit substantially all of the disclosures ordinarily included in financial statements prepared on the income tax basis of accounting. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the Corporation's assets, liabilities, retained earnings, revenues, and expenses. Accordingly, these financial statements are not designed for those who are not informed about such matters.

We are not independent with respect to Utilities Aerospace Industries, Inc.

/s/ Carlton L.White

C-30

UTILICRAFT AEROSPACE INDUSTRIES, INC.
STATEMENT OF ASSETS, LIABILITIES,
AND EQUITY-INCOME TAX BASIS
December 31, 2015

ASSETS

CURRENT ASSETS
Petty Cash	$0
Cash - Wells Fargo Checking	165
Cash- Wells Fargo Savings	0
TOTAL CURRENT ASSETS	165

PROPERTY AND EQUIPMENT

INVESTMENT AND OTHER ASSETS
$165

No assurance provided
See accountants' report

C-31

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts Payable	$17,500
Accrued Expenses	1,000
Federal Income Tax Payable	0
TOTAL CURRENT LIABILITIES	18,500

LONG-TERM DEBT

STOCKHOLDERS' EQUITY
Common stock, $.0001 par value, 475,000,000 shares authorized and 330,323,652 shares outstanding	33,032
Additional Paid-In Capital	3,779,541
Retained Earnings	(3,830,908)
(18,335)
$165

C-32

UTILICRAFT AEROSPACE INDUSTRIES, INC.
STATEMENT OF REVENUES AND EXPENSES-INCOME TAX BASIS
For the year ended
December 31, 2015

REVENUE
Interest Income	$0

GROSS PROFIT	0

EXPENSES
Bank Charges	398
Contracted Engineering	158,200
Contract Labor	81,897
Depreciation	0
Dues and Subscriptions	0
Employee Uniforms, Medical, etc.	0
Insurance - Health	0
Investor Relations/Marketing	6,280
Professional Liability Insurance	0
Legal and Professional	45,520
Office Supplies	93
Oil and Gasoline Expense	0
Other Taxes and Licenses	6,578
Payroll Tax Expense	0
Postage	177
Printing	114
Promotional and Entertainment	300
Rent	0
Repairs and Maintenance	0
Salaries	0
Stock Transfer Fees	3,000
Travel	908
303,465
INCOME BEFORE INCOME TAXES	(303,465)
INCOME TAXES	0
NET LOSS	$(303,465)

No assurance provided
See accountants' report

C-33

UTILICRAFT AEROSPACE INDUSTRIES, INC.
STATEMENT OF RETAINED EARNINGS-INCOME TAX BASIS
For the year ended
December 31, 2015

BALANCE JANUARY 1, 2015	$(3,527,443)
Net Loss	(303,465)
BALANCE DECEMBER 31, 2015	(3,830,908)

No assurance provided
See accountants' report

C-34

SUPPLEMENTAL SCHEDULES

C-35

SCHEDULE I
UTILICRAFT AEROSPACE INDUSTRIES, INC.
STATEMENT OF REVENUES AND EXPENSES-INCOME TAX BASIS
For the quarter ended
December 31, 2015

REVENUE
Interest Income	$0

GROSS PROFIT	0

EXPENSES
Bank Charges	245
Contracted Engineering	59,200
Contract Labor	25,597
Depreciation	0
Dues and Subscriptions	0
Employee Uniforms, Medical, etc.	0
Insurance - Health	0
Investor Relations/Marketing	2,280
Professional Liability Insurance	0
Legal and Professional	26,000
Office Supplies	0
Oil and Gasoline Expense	0
Other Taxes and Licenses	953
Payroll Tax Expense	0
Postage	111
Printing	114
Promotional and Entertainment	300
Rent	0
Repairs and Maintenance	0
Salaries	0
Stock Transfer Fees	1,004
Travel	707
116,511
INCOME BEFORE INCOME TAXES	(116,511)
INCOME TAXES	0
NET LOSS	$(116,511)

No assurance provided
See accountants' report

C-36

APPENDIX D

NEVADA REVISED STATUTES

(“NRS”)

NRS 92A.300	Definitions.
NRS 92A.305	“Beneficial stockholder” defined.
NRS 92A.310	“Corporate action” defined.
NRS 92A.315	“Dissenter” defined.
NRS 92A.320	“Fair value” defined.
NRS 92A.325	“Stockholder” defined.
NRS 92A.330	“Stockholder of record” defined.
NRS 92A.335	“Subject corporation” defined.
NRS 92A.340	Computation of interest.
NRS 92A.350	Rights of dissenting partner of domestic limited partnership.
NRS 92A.360	Rights of dissenting member of domestic limited-liability company.
NRS 92A.370	Rights of dissenting member of domestic nonprofit corporation.
NRS 92A.380	Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.
NRS 92A.390	Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger.
NRS 92A.400	Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.
NRS 92A.410	Notification of stockholders regarding right of dissent.
NRS 92A.420	Prerequisites to demand for payment for shares.
NRS 92A.430	Dissenter’s notice: Delivery to stockholders entitled to assert rights; contents.
NRS 92A.440	Demand for payment and deposit of certificates; loss of rights of stockholder; withdrawal from appraisal process.
NRS 92A.450	Uncertificated shares: Authority to restrict transfer after demand for payment.
NRS 92A.460	Payment for shares: General requirements.
NRS 92A.470	Withholding payment for shares acquired on or after date of dissenter’s notice: General requirements.
NRS 92A.480	Dissenter’s estimate of fair value: Notification of subject corporation; demand for payment of estimate.
NRS 92A.490	Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.
NRS 92A.500	Assessment of costs and fees in certain legal proceedings.

D-1

NRS 92A.300. Definitions

As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.

NRS 92A.305. “Beneficial stockholder” defined

“Beneficial stockholder” means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.

NRS 92A.310. “Corporate action” defined

“Corporate action” means the action of a domestic corporation.

NRS 92A.315. “Dissenter” defined

“Dissenter” means a stockholder who is entitled to dissent from a domestic corporation’s action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive.

NRS 92A.320. “Fair value” defined

“Fair value,” with respect to a dissenter’s shares, means the value of the shares determined:

1. Immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable;

2. Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and

3. Without discounting for lack of marketability or minority status.

NRS 92A.325. “Stockholder” defined

“Stockholder” means a stockholder of record or a beneficial stockholder of a domestic corporation.

NRS 92A.330. “Stockholder of record” defined

“Stockholder of record” means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee’s certificate on file with the domestic corporation.

NRS 92A.335. “Subject corporation” defined

“Subject corporation” means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter’s rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.

NRS 92A.340. Computation of interest

Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the rate of interest most recently established pursuant to NRS 99.040.

D-2

NRS 92A.350. Rights of dissenting partner of domestic limited partnership

A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.

NRS 92A.360. Rights of dissenting member of domestic limited-liability company

The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.

NRS 92A.370. Rights of dissenting member of domestic nonprofit corporation

1. Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before the member’s resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

2. Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.

NRS 92A.380. Right of stockholder to dissent from certain corporate actions and to obtain payment for shares

1. Except as otherwise provided in NRS 92A.370 and 92A.390 and subject to the limitation in paragraph (f), any stockholder is entitled to dissent from, and obtain payment of the fair value of the stockholder’s shares in the event of any of the following corporate actions:

(a) Consummation of a plan of merger to which the domestic corporation is a constituent entity:

(1) If approval by the stockholders is required for the merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the plan of merger; or

(2) If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180.

(b) Consummation of a plan of conversion to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be converted.

(c) Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be acquired, if the stockholder’s shares are to be acquired in the plan of exchange.

(d) Any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

(e) Accordance of full voting rights to control shares, as defined in NRS 78.3784, only to the extent provided for pursuant to NRS 78.3793.

D-3

(f) Any corporate action not described in this subsection that will result in the stockholder receiving money or scrip instead of a fraction of a share except where the stockholder would not be entitled to receive such payment pursuant to NRS 78.205, 78.2055 or 78.207. A dissent pursuant to this paragraph applies only to the fraction of a share, and the stockholder is entitled only to obtain payment of the fair value of the fraction of a share.

2. A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating the entitlement unless the action is unlawful or fraudulent with respect to the stockholder or the domestic corporation.

3. Subject to the limitations in this subsection, from and after the effective date of any corporate action described in subsection 1, no stockholder who has exercised the right to dissent pursuant to NRS 92A.300 to 92A.500, inclusive, is entitled to vote his or her shares for any purpose or to receive payment of dividends or any other distributions on shares. This subsection does not apply to dividends or other distributions payable to stockholders on a date before the effective date of any corporate action from which the stockholder has dissented. If a stockholder exercises the right to dissent with respect to a corporate action described in paragraph (f) of subsection 1, the restrictions of this subsection apply only to the shares to be converted into a fraction of a share and the dividends and distributions to those shares.

NRS 92A.390. Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger

1. There is no right of dissent with respect to a plan of merger, conversion or exchange in favor of stockholders of any class or series which is:

(a) A covered security under section 18(b)(1)(A) or (B) of the Securities Act of 1933, 15 U.S.C. § 77r(b)(1)(A) or (B), as amended;

(b) Traded in an organized market and has at least 2,000 stockholders and a market value of at least $20,000,000, exclusive of the value of such shares held by the corporation’s subsidiaries, senior executives, directors and beneficial stockholders owning more than 10 percent of such shares; or

(c) Issued by an open end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and which may be redeemed at the option of the holder at net asset value, unless the articles of incorporation of the corporation issuing the class or series provide otherwise.

2. The applicability of subsection 1 must be determined as of:

(a) The record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the corporate action requiring dissenter’s rights; or

(b) The day before the effective date of such corporate action if there is no meeting of stockholders.

3. Subsection 1 is not applicable and dissenter’s rights are available pursuant to NRS 92A.380 for the holders of any class or series of shares who are required by the terms of the corporate action requiring dissenter’s rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in subsection 1 at the time the corporate action becomes effective.

4. There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.

5. There is no right of dissent for any holders of stock of the parent domestic corporation if the plan of merger does not require action of the stockholders of the parent domestic corporation under NRS 92A.180.

D-4

NRS 92A.400. Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder

1. A stockholder of record may assert dissenter’s rights as to fewer than all of the shares registered in his or her name only if the stockholder of record dissents with respect to all shares of the class or series beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf the stockholder of record asserts dissenter’s rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the partial dissenter dissents and his or her other shares were registered in the names of different stockholders.

2. A beneficial stockholder may assert dissenter’s rights as to shares held on his or her behalf only if the beneficial stockholder:

(a) Submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter’s rights; and

(b) Does so with respect to all shares of which he or she is the beneficial stockholder or over which he or she has power to direct the vote.

NRS 92A.410. Notification of stockholders regarding right of dissent

1. If a proposed corporate action creating dissenters’ rights is submitted to a vote at a stockholders’ meeting, the notice of the meeting must state that stockholders are, are not or may be entitled to assert dissenters’ rights under NRS 92A.300 to 92A.500, inclusive. If the domestic corporation concludes that dissenter’s rights are or may be available, a copy of NRS 92A. 300 to 92A.500, inclusive, must accompany the meeting notice sent to those record stockholders entitled to exercise dissenter’s rights.

2. If the corporate action creating dissenters’ rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters’ rights that the action was taken and send them the dissenter’s notice described in NRS 92A.430.

NRS 92A.420. Prerequisites to demand for payment for shares

1. If a proposed corporate action creating dissenters’ rights is submitted to a vote at a stockholders’ meeting, a stockholder who wishes to assert dissenter’s rights with respect to any class or series of shares:

(a) Must deliver to the subject corporation, before the vote is taken, written notice of the stockholder’s intent to demand payment for his or her shares if the proposed action is effectuated; and

(b) Must not vote, or cause or permit to be voted, any of his or her shares of such class or series in favor of the proposed action.

2. If a proposed corporate action creating dissenters’ rights is taken by written consent of the stockholders, a stockholder who wishes to assert dissenters’ rights with respect to any class or series of shares must not consent to or approve the proposed corporate action with respect to such class or series.

3. A stockholder who does not satisfy the requirements of subsection 1 or 2 and NRS 92A.400 is not entitled to payment for his or her shares under this chapter.

D-5

NRS 92A.430. Dissenter’s notice: Delivery to stockholders entitled to assert rights; contents

1. The subject corporation shall deliver a written dissenter’s notice to all stockholders entitled to assert dissenters’ rights.

2. The dissenter’s notice must be sent no later than 10 days after the effective date of the corporate action specified in NRS 92A.380, and must:

(a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

(b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter’s rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered and state that the stockholder shall be deemed to have waived the right to demand payment with respect to the shares unless the form is received by the subject corporation by such specified date; and

(e) Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

NRS 92A.440. Demand for payment and deposit of certificates; loss of rights of stockholder; withdrawal from appraisal process

1. A stockholder who receives a dissenter’s notice pursuant to NRS 92A.430 and who wishes to exercise dissenter’s rights must:

(a) Demand payment;

(b) Certify whether the stockholder or the beneficial owner on whose behalf he or she is dissenting, as the case may be, acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice for this certification; and

(c) Deposit the stockholder’s certificates, if any, in accordance with the terms of the notice.

2. If a stockholder fails to make the certification required by paragraph (b) of subsection 1, the subject corporation may elect to treat the stockholder’s shares as after-acquired shares under NRS 92A.470.

3. Once a stockholder deposits that stockholder’s certificates or, in the case of uncertified shares makes demand for payment, that stockholder loses all rights as a stockholder, unless the stockholder withdraws pursuant to subsection 4.

4. A stockholder who has complied with subsection 1 may nevertheless decline to exercise dissenter’s rights and withdraw from the appraisal process by so notifying the subject corporation in writing by the date set forth in the dissenter’s notice pursuant to NRS 92A.430. A stockholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the subject corporation’s written consent.

5. The stockholder who does not demand payment or deposit his or her certificates where required, each by the date set forth in the dissenter’s notice, is not entitled to payment for his or her shares under this chapter.

NRS 92A.450. Uncertificated shares: Authority to restrict transfer after demand for payment

The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

D-6

NRS 92A.460. Payment for shares: General requirements

1. Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay in cash to each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of the dissenter’s shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

(a) Of the county where the subject corporation’s principal office is located;

(b) If the subject corporation’s principal office is not located in this State, in the county in which the corporation’s registered office is located; or

(c) At the election of any dissenter residing or having its principal or registered office in this State, of the county where the dissenter resides or has its principal or registered office.

The court shall dispose of the complaint promptly.

2. The payment must be accompanied by:

(a) The subject corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders’ equity for that year or, where such financial statements are not reasonably available, then such reasonably equivalent financial information and the latest available quarterly financial statements, if any;

(b) A statement of the subject corporation’s estimate of the fair value of the shares; and

(c) A statement of the dissenter’s rights to demand payment under NRS 92A.480 and that if any such stockholder does not do so within the period specified, such stockholder shall be deemed to have accepted such payment in full satisfaction of the corporation’s obligations under this chapter.

NRS 92A.470. Withholding payment for shares acquired on or after date of dissenter’s notice: General requirements

1. A subject corporation may elect to withhold payment from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenter’s notice as the first date of any announcement to the news media or to the stockholders of the terms of the proposed action.

2. To the extent the subject corporation elects to withhold payment, within 30 days after receipt of a demand for payment, the subject corporation shall notify the dissenters described in subsection 1:

(a) Of the information required by paragraph (a) of subsection 2 of NRS 92A.460;

(b) Of the subject corporation’s estimate of fair value pursuant to paragraph (b) of subsection 2 of NRS 92A.460;

(c) That they may accept the subject corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under NRS 92A.480;

(d) That those stockholders who wish to accept such an offer must so notify the subject corporation of their acceptance of the offer within 30 days after receipt of such offer; and

(e) That those stockholders who do not satisfy the requirements for demanding appraisal under NRS 92A.480 shall be deemed to have accepted the subject corporation’s offer.

D-7

3. Within 10 days after receiving the stockholder’s acceptance pursuant to subsection 2, the subject corporation shall pay in cash the amount offered under paragraph (b) of subsection 2 to each stockholder who agreed to accept the subject corporation’s offer in full satisfaction of the stockholder’s demand.

4. Within 40 days after sending the notice described in subsection 2, the subject corporation shall pay in cash the amount offered under paragraph (b) of subsection 2 to each stockholder described in paragraph (e) of subsection 2.

NRS 92A.480. Dissenter’s estimate of fair value: Notification of subject corporation; demand for payment of estimate

1. A dissenter paid pursuant to NRS 92A.460 who is dissatisfied with the amount of the payment may notify the subject corporation in writing of the dissenter’s own estimate of the fair value of his or her shares and the amount of interest due, and demand payment of such estimate, less any payment pursuant to NRS 92A.460. A dissenter offered payment pursuant to NRS 92A.470 who is dissatisfied with the offer may reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his or her shares and interest due.

2. A dissenter waives the right to demand payment pursuant to this section unless the dissenter notifies the subject corporation of his or her demand to be paid the dissenter’s stated estimate of fair value plus interest under subsection 1 in writing within 30 days after receiving the subject corporation’s payment or offer of payment under NRS 92A.460 or 92A.470 and is entitled only to the payment made or offered.

NRS 92A.490. Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter

1. If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded by each dissenter pursuant to NRS 92A.480 plus interest.

2. A subject corporation shall commence the proceeding in the district court of the county where its principal office is located in this State. If the principal office of the subject corporation is not located in this State, the right to dissent arose from a merger, conversion or exchange and the principal office of the surviving entity, resulting entity or the entity whose shares were acquired, whichever is applicable, is located in this State, it shall commence the proceeding in the county where the principal office of the surviving entity, resulting entity or the entity whose shares were acquired is located. In all other cases, if the principal office of the subject corporation is not located in this State, the subject corporation shall commence the proceeding in the district court in the county in which the corporation’s registered office is located.

3. The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

5. Each dissenter who is made a party to the proceeding is entitled to a judgment:

(a) For the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the subject corporation; or

(b) For the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

D-8

NRS 92A.500. Assessment of costs and fees in certain legal proceedings

1. The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

2. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

(b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

4. In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

5. To the extent the subject corporation fails to make a required payment pursuant to NRS 92A.460, 92A.470 or 92A.480, the dissenter may bring a cause of action directly for the amount owed and, to the extent the dissenter prevails, is entitled to recover all expenses of the suit.

6. This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68 or NRS 17.115.

D-9